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Exhibit 99(1)

FORWARD-LOOKING STATEMENTS

        This document includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include the words "may," "will," "would," "could," "likely," "estimate," "intend," "plan," "continue," "believe," "expect" or "anticipate" or the negative of these words and other similar words and include all discussions about our expansion plans. We do not guarantee that the transactions and events described herein will happen as described or that any positive trends noted herein will continue. The forward-looking statements contained in herein are generally located in the material set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," but may be found in other sections as well. These forward-looking statements generally relate to our plans, objectives, intentions, beliefs and expectations for future operations and are based upon management's reasonable estimates of future results or trends. Although we believe that our plans and objectives reflected in or suggested by such forward-looking statements are reasonable, we may not achieve such plans or objectives. We will not update forward-looking statements even though our situation may change in the future.

        Specific factors that might cause actual results to differ from our expectations include, but are not limited to:

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  significant competition in the industries in which we operate;

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  significant development and construction risks for new projects and expansion and renovation efforts;

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  if we are unable to finance our expansion, development and renovation projects as well as other capital expenditures through cash on hand, cash flows from operations and borrowings, our expansion, development and renovation efforts could be jeopardized;

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  extensive governmental gaming regulations may harm our business;

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  gaming operations are subject to significant taxation and fees that, if increased, could harm our profitability;

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  seasonality of our business could increase our exposure to disruptions caused by weather and other factors;

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  severe weather conditions or natural disasters could adversely affect our business, or further increase our insurance premiums or deductibles or make insurance unavailable at commercially reasonable rates;

  •
  additional increases in our insurance premiums and deductibles may increase our costs and impair our ability to obtain or maintain insurance on our properties;

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  work stoppages and other labor disputes could harm our financial condition and results of operations;

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  lack of sufficient air service could adversely affect our revenues and profits and adversely affect our future growth;

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  we do not own, manage or control Mohegan Sun and the revenues that we derive from Mohegan Sun are therefore outside of our control and are subordinated to certain existing and future obligations of Mohegan Sun;

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  a small number of our shareholders control a significant percentage of our ordinary shares and are able to control decisions affecting our company;

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  we significantly rely on technology;

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  joint ventures decrease our ability to manage risk;

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  we may have disputes with the owners and joint venture partners of the properties that we manage;

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  we are subject to environmental, health and safety laws and regulations, and our noncompliance or a significant regulatory change could adversely affect our business, financial condition or results of operations;

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  difficulties with enforcing judgments against us or our directors or management that reside outside the United States;

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  difficulties enforcing gaming debts in certain foreign jurisdictions or in certain jurisdictions within the United States could negatively affect our operating results;

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  reassessments of and changes to our business plans could hinder our development and result in charges or fees that could harm our financial condition and results of operations;

  •
  energy price increases may adversely affect our cost of operations and our revenues;

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  acts of terrorism and war could adversely affect the travel market and reduce our operating revenues;

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  additional risks may be associated with Atlantis, The Palm, Dubai;

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  additional risks may be associated with our proposed destination resort casino in Morocco;

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  our success depends on certain key employees; and

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  a deterioration in general economic and market conditions could adversely affect our business.

        All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth certain historical consolidated financial data for the periods ended and at the dates indicated below. We have derived the summary historical consolidated financial data as of and for the years ended December 31, 2002, 2003 and 2004 from our audited consolidated financial statements and notes thereto. We have derived the summary historical data as of and for the years ended December 31, 2000 and 2001 from our audited consolidated financial statements and notes thereto. We have derived the summary historical consolidated financial data as of and for the six months ended June 30, 2004 and 2005 from our unaudited interim condensed consolidated financial statements. In the opinion of management, the unaudited interim financial data include all adjustments, consisting only of normal and recurring adjustments, considered necessary for a fair presentation of this information. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

        The summary historical consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto.

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004(a)	2004(a)	2005(b)
	(unaudited)					(unaudited)
	(Dollars in thousands, except ratios and operating data)
Consolidated Statement of Operations Data:
Gross Revenues
Gaming	$367,935	$188,907	$129,916	$138,587	$130,879	$73,406	$77,832
Rooms	194,008	180,569	184,776	188,235	215,868	126,024	144,473
Food and beverage	147,718	128,392	131,377	130,879	151,827	85,494	93,807
Tour operations	33,192	36,348	41,063	40,790	47,115	24,072	26,260
Real estate related	108,650	9,771	—	—	—	—	—
Management, development and other fees	19,432	12,283	11,722	15,177	19,894	9,073	9,456
Other	49,208	57,939	65,618	68,424	78,536	44,243	45,354
Total gross revenues	920,143	614,209	564,472	582,092	644,119	362,312	397,182
Net revenues	868,364	573,436	542,262	558,513	621,085	349,433	384,020
Income (loss) from operations	(90,693)	66,960	64,619	63,206	50,347	57,982	34,675
Relinquishment fees—equity earnings in TCA	19,508	24,263	30,041	33,960	35,909	17,767	18,366
Equity in earnings (losses) of associated companies	4,225	2,210	(5,209)	(320)	7,455	7,166	9,285
Net income (loss)	(115,447)	32,661	39,603	71,572	68,132	70,960	48,451
Basic earnings (loss) per share	$(3.74)	$1.21	$1.42	$2.50	$2.09	$2.31	$1.35
Weighted average number of shares outstanding—basic	30,849	26,885	27,891	28,575	32,550	30,748	35,855
Diluted earnings (loss) per share	$(3.74)	$1.17	$1.39	$2.44	$2.01	$2.21	$1.29
Weighted average number of shares outstanding—diluted	30,849	27,826	28,544	29,377	33,884	32,130	37,583
Consolidated Balance Sheet Data at End of Period:
Cash and cash equivalents, including restricted cash	$24,148	$33,152	$38,854	$61,677	$183,109	$184,188	$259,224
Short-term investments	—	—	—	—	203,940	74,707	119,388
Total assets	1,438,776	1,337,740	1,395,039	1,455,928	2,087,275	1,908,591	2,269,172
Long-term debt, including current portion	669,138	518,492	498,031	417,524	754,788	729,551	810,909
Shareholders' equity	637,081	674,662	729,021	839,590	1,116,278	938,630	1,178,199
Other Financial Data
Adjusted EBITDA(c)	$138,476	$139,047	$149,751	$153,185	$168,695	$113,174	$132,974
Depreciation and amortization	59,743	51,010	55,486	55,782	58,948	29,587	33,176
Capital expenditures	155,892	67,590	39,524	50,849	119,398	54,316	65,608
Ratio of earnings to fixed charges(d)	—	1.51	2.32	2.88	2.29	3.99	2.28

Atlantis, Paradise Island Operating Data:
Average number of rooms	2,326	2,316	2,317	2,317	2,317	2,317	2,317
Average occupancy	83.2%	77.1%	81.1%	79.9%	80.5%	86.7%	86.8%
Average daily room rate	$242	$252	$245	$251	$257	$285	$302
Average number of slot machines	975	959	944	902	837	845	837
Average win per slot machine per day	$144	$138	$155	$163	$177	$180	$221
Average number of table games	79	79	79	79	78	78	78
Average win per table game per day	$2,813	$2,367	$2,642	$2,948	$2,636	$3,317	$3,091
Mohegan Sun Operating Data:
Mohegan Sun Gross Revenues(e)	$809,314	$859,608	$1,121,060	$1,280,514	$1,367,933	$667,569	$715,178

(a)
We consolidated Palmilla JV, LLC, or Palmilla, effective January 1, 2004 in accordance with Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"), which increased revenues, costs and expenses, assets and liabilities.
(b)
As of May 1, 2005, we consolidated Reethi Rah Resort Pvt. Ltd., or Reethi Rah, the entity that owns and operates One&Only Reethi Rah, in accordance with the provisions of FIN 46R, which increased revenues, costs and expenses, assets and liabilities.
(c)
Adjusted EBITDA is defined as net income (loss) as adjusted for the items specified below. Although Adjusted EBITDA is not a measure of performance under generally accepted accounting principles in the United States ("U.S. GAAP"), the information is presented because management believes it provides useful information to investors for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to any measure of performance as promulgated under U.S. GAAP, nor should it be considered as an indicator of the overall financial performance of the Company. The Company's method of calculating Adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.
(d)
Earnings were insufficient to cover fixed charges by $123.8 million for the year ended December 31, 2000.

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(unaudited)					(unaudited)
Adjusted EBITDA	$138,476	$139,047	$149,751	$153,185	$168,695	$113,174	$132,974
Depreciation and amortization	(59,743)	(51,010)	(55,486)	(55,782)	(58,948)	(29,587)	(33,176)
Hurricane related expenses(1)	—	—	—	—	(3,426)	—	—
Phase III Amendment write-off(2)	—	—	—	—	(500)	—	—
Pre-opening expenses(3)	(7,616)	(2,280)	—	(4,884)	(3,258)	(3,258)	(1,900)
U.K. gaming write-off(4)	—	—	—	—	—	—	(10,529)
Impairment of notes receivable(5)	—	—	—	—	—	—	(25,043)
BLB equity loss and related expenses(6)	—	—	—	—	(4,399)	(1,458)	—
Impairment of Atlantic City land(7)	—	—	—	—	(7,303)	—	—
Gain on real estate sales(8)	76,378	6,906	—	—	—	—	—
Restructuring costs(9)	—	(5,732)	1,000	—	—	—	—
Resorts Atlantic City operating results(10)	23,829	2,270	—	—	—	—	—
Insurance recovery(11)	—	2,000	1,100	2,819	—	—	—
Gain (loss) on damaged assets(11)	—	—	—	2,514	(1,194)	—	—
Purchase termination costs(12)	(11,202)	—	—	—	—	—	—
Transaction costs(13)	(7,014)	—	—	—	—	—	—
Gain (write-down) of net assets held for sale(14)	(229,208)	2,232	—	—	—	—	—
Other expense, net	(37,259)	(52,864)	(46,900)	(25,397)	(24,934)	(8,110)	(7,073)
Equity in (earnings) losses of associated companies, net	4,225	(2,210)	5,209	320	(7,455)	(7,166)	(9,285)
Share of income (loss) from remediation at Harborside(15)	—	—	(6,914)	(296)	4,044	4,044	—
Share of loss from SRL Seychelles investment(16)	—	—	—	(710)	—	—	—
Benefit (provision) for income taxes	(6,313)	(1,090)	(96)	(162)	(424)	(481)	110
Minority interest and noncontrolling interests	—	—	—	(1,340)	7,234	3,802	2,373
Income (loss) from discontinued operations, net of income tax effect(17)	—	(4,608)	(8,061)	1,305	—	—	—

Net income (loss)	$(115,447)	$32,661	$39,603	$71,572	$68,132	$70,960	$48,451

  (1)
  Hurricane related expenses primarily consist of clean up and repair costs and complimentary goods and services to guests associated with Hurricane Frances, which impacted the Company's Paradise Island properties in September 2004.

  (2)
  In December 2004, the Company amended the scope of the Phase III expansion on Paradise Island. The Phase III amendment write-off represents certain design and other related costs previously incurred that will no longer be utilized in connection with the amended plans.

  (3)
  Pre-opening expenses for the year ended December 31, 2004 include costs incurred prior to the June 2004 opening of the One&Only Ocean Club expansion and the Company's 50% share of the One&Only Palmilla's grand reopening event held in February 2004. Pre-opening expenses for the year ended December 31, 2003 relate to the redevelopment costs for the One&Only Palmilla that the Company then accounted for under the equity method. Pre-opening expenses for the years ended December 31, 2001 and 2000 relate to the development of Ocean Club Golf Course and the expansion of One&Only Ocean Club for the year ended December 31, 2000.

  (4)
  U.K. gaming write-off relates to all previously capitalized and deferred costs incurred for the planning and development of all of our proposed gaming projects in the United Kingdom (excluding costs associated with Northampton) that were expensed due to the passage of gaming reform legislation in April 2005 that was less favorable than we had previously anticipated.

  (5)
  In connection with the consolidation of Reethi Rah pursuant to FIN 46R, we obtained an appraisal of the resort, which led us to perform an impairment analysis, the results of which indicated that the carrying amount of our subordinated notes receivable due from Reethi Rah was not fully recoverable. As a result, we recorded a $25.0 million impairment of our subordinated notes receivable during the six months ended June 30, 2005.

  (6)
  For the year ended December 31, 2004, the Company recorded $4.4 million in equity loss and related expenses associated with its 37.5% investment in BLB. These losses primarily relate to the Company's share of transaction costs incurred in connection with BLB's intended acquisition of Wembley plc. Additionally, these amounts include $0.4 million in related foreign currency exchange losses for the year ended December 31, 2004.

  (7)
  The Company recorded a loss on the impairment of undeveloped real estate in Atlantic City based on its estimated fair value less costs to sell. As of December 31, 2004, the Company had entered into an agreement to sell this real estate and closed this sale in the third quarter of 2005.

  (8)
  Real estate related revenues and gain on real estate sales are for the sale of luxury homesites at Ocean Club Estates.

  (9)
  Restructuring costs represents a severance provision made during 2001 related to terminated employees as a result of reduced occupancy levels at Atlantis, Paradise Island following the September 11, 2001 terrorist attacks, $1.0 million of which was unused and reversed in 2002.

  (10)
  Resorts Atlantic City was sold on April 24, 2001.

  (11)
  Insurance recovery represents a business interruption settlement related to the Company's Hurricane Michelle claim. Gain on damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle in November 2002. Loss on damaged assets represents the write-off of assets damaged during Hurricane Frances in September 2004.

  (12)
  Purchase termination costs relate to the cancellation of the Company's agreement to acquire a hotel and casino in Las Vegas, Nevada.

  (13)
  Transaction costs represent costs incurred in connection with the Company's self-tender offer in June 2000 and the termination of a proposal by the Company's former majority shareholder to acquire all of the ordinary shares that the Company did not already own.

  (14)
  Gain (write-down) of net assets held for sale pertains to the write-down of the carrying value of Resorts Atlantic City to its net realizable value in 2000 and the adjustment of such write-down in 2001.

  (15)
  The Company recorded a loss for its share of remediation costs related to Harborside at Atlantis, the Company's 50%-owned time share property at Atlantis, Paradise Island, arising primarily from damage incurred from Hurricane Michelle in November 2001. In 2003 and 2004, the Company recorded its share of an insurance recovery realized by Harborside at Atlantis related to the settlement of the Harborside at Atlantis remediation claim, which was recorded net of remediation costs incurred.

  (16)
  The Company recorded a loss for its 20.4% share in Sun Resorts Limited, or SRL, related to an investment made by SRL in the Seychelles that was written off during the fourth quarter of 2003.

  (17)
  The Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive, in the first quarter of 2003. The Company recognized $4.5 million of income related to an option agreement with Station Casinos, Inc. that was terminated during the first quarter of 2003, which was reduced by net losses incurred while winding down the operations of the business, including the writedown of assets and other associated costs.

(e)
Information for MTGA for each of the fiscal years ended from 2000 through 2004 is set forth in MTGA's Forms 10-K filed with the SEC for the periods indicated. MTGA operates on a fiscal year end of September 30 and therefore, the information presented represents information for the fiscal years ended September 30 of each respective year. Information presented for the six months ended June 30, 2005 and 2004 is derived from MTGA's quarterly financial information filed on Forms 10-Q.

RISK FACTORS

        You should carefully consider the risk factors set forth below. In addition to the risks described below, there may be additional risks and uncertainties not currently known to us or that we currently deem to be immaterial that may be or may become material risks. Any of these risks could materially and adversely affect our business, financial condition, results of operations or cash flows.

Risks Related to Our Business

  The resort and casino industries are highly competitive and increases in competition could adversely affect our financial performance.

        Our properties compete with other resorts, hotels and casinos, including land-based casinos, riverboat, dockside and cruise ship casinos and other forms of gaming, as well as other forms of entertainment. If other properties operate more successfully, if existing properties are enhanced or expanded or if additional hotels or casinos are established in and around the markets in which we conduct business, we may lose market share. In particular, the expansion, upgrade or construction of competing resort or casino properties in or near any market from which we attract or expect to attract a significant number of customers could have a significant adverse effect on our business, financial condition, results of operations or cash flows.

        A number of our competitors are larger and have greater financial and other resources than we do. In addition, a number of jurisdictions have legalized gaming and other jurisdictions are considering the legalization and/or expansion of gaming. This could open markets in which we currently compete to new entrants and could create new markets that may compete as tourist destinations. Our gaming operations compete, and will in the future compete, with all forms of existing legalized gaming and with new forms of gaming that may be legalized in the future. Our competitive position could be materially adversely affected by competing companies, new entrants, new markets and new forms of gaming, and our revenues could decline, harming our financial condition. For example, a potential competitor has announced plans to develop a $1.2 billion destination casino resort in Nassau, The Bahamas. If completed, such resort would compete with Atlantis, Paradise Island and could adversely affect our business and results of operations.

  New projects and expansion and renovation efforts are inherently subject to significant development and construction risks.

        We regularly evaluate potential development opportunities and engage in expansion, development, upgrade and renovation projects at properties that we develop or operate. Each of these projects, including the Phase III expansion on Paradise Island, the development of Atlantis, The Palm in Dubai, the proposed development of our project in Morocco, the BLB project, the project in Northampton and the proposed development of our project in South Africa, will be subject to the many risks associated with expanding or renovating an existing enterprise or developing new projects, including unanticipated design, construction, regulatory, environmental and operating problems, and the significant risks commonly associated with implementing an expansion strategy in new markets. In particular, any such projects are subject to the risks associated with the following:

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  the availability of financing and the terms and covenants in our amended credit facility and other debt;

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  shortages in materials;

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  insufficient public infrastructure improvements or maintenance;

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  shortages of skilled labor or work stoppages;

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  unforeseen construction, scheduling, engineering, environmental or geological problems;

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  weather interference, floods, fires or other casualty losses;

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  failure to obtain required licenses, permits or approvals;

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  difficulties and uncertainties associated with the regulatory environment in non-U.S. jurisdictions;

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  rising energy prices, which can increase construction costs;

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  regulatory or private litigation arising out of projects; and

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  unanticipated cost increases and budget overruns.

        For example, many of our projects are subject to regulation at the national, state and local levels in their respective jurisdictions, which could adversely affect the progress of our projects. In order to proceed with projects, we may need to, among other things, notify authorities of our proposals or submit environmental statements. We could be sanctioned for any failure to follow any of these procedures, including fines or even temporary closure of our work sites. We cannot guarantee that we will be successful in obtaining required permits and approvals. Delays and compliance costs associated with our projects as a result of regulatory obstacles could have a material adverse effect on our business, financial condition, results of operations or cash flows.

        The anticipated costs and construction period for projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with architects and contractors. The cost of any project may vary from initial expectations, and we, or the owners of the property, may have a limited amount of capital resources to fund cost overruns on any project. If cost overruns cannot be financed on a timely basis, the completion of one or more projects may be delayed until adequate funding is available. The completion dates of development projects could also differ significantly from expectations for construction-related or other reasons. We cannot ensure that any project will be completed, if at all, on time or within established budgets. Significant delays or cost overruns on projects could have a material adverse effect on our business, financial condition, results of operations or cash flows.

        Litigation may also impede or delay our ability to complete construction or expansion projects. We have on occasion been named as a defendant in lawsuits brought to delay, alter or enjoin projects in which we have been involved. If litigation is successfully brought against us as a result of our development, expansion or renovation projects around the world, it could have a material adverse effect on our business, financial condition, results of operations or cash flows.

        In addition, expansion and renovation projects require, from time to time, portions of the existing operations to be closed or disrupted. Any extended disruptions in our operations could have a material adverse effect on our business, financial condition, results of operations or cash flows.

  Severe weather conditions or natural disasters could adversely affect our business, financial condition or results of operations, or further increase our insurance premiums and deductibles or make insurance unavailable at commercially reasonable rates.

        The Bahamas, Mexico, Mauritius, the Maldives and Morocco are subject to tropical weather and natural disasters, which, if severe, could adversely affect tourism and our operations. Similarly, inclement weather can adversely affect the relinquishment fees that we earn from Mohegan Sun, as the principal access to this property is by road. In September 1999, Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating, passed within 60 miles of Paradise Island. Our Paradise Island properties suffered approximately $45.0 million of property damage.

        In November 2001, Hurricane Michelle impacted our Paradise Island properties. Although the storm caused minimal disruption to our operations, our properties (other than Harborside at Atlantis, which was closed from August 2002 through December 2002 due to water damage resulting primarily from Hurricane Michelle) suffered approximately $28.3 million in property damage and cleanup costs. Our losses resulting from Hurricane Floyd and Hurricane Michelle were predominantly covered by insurance.

        In September 2004, Hurricane Frances passed just to the north of Paradise Island. Costs associated with Hurricane Frances were $4.6 million, which consisted of $3.4 million of clean up and repair costs and complimentary goods and services to guests and a $1.2 million loss on damaged assets.

        In December 2004, the tsunami caused by an earthquake off the coast of Indonesia in southern Asia resulted in flooding damage at our two managed properties in the Maldives. One&Only Kanuhura sustained approximately $7.7 million in business interruption losses. An insurance claim in respect of these losses is under negotiation. In addition, One&Only Kanuhura suffered property damages, and the related insurance claim was settled for $3.5 million. Reethi Rah Resort Pvt. Ltd., or Reethi Rah, submitted a claim to its insurer for $15.5 million in property damages. The claim was denied, but Reethi Rah is contesting such denial. As of June 30, 2005, equity earnings and management fees from One&Only Kanuhura had been adversely affected by the tsunami. In June 2005, One&Only Kanuhura was closed for an extensive four-month renovation and planned refurbishment.

        Hurricanes and other natural disasters, in addition to causing property damage, lead to decreased revenues until business returns to normal operations and business interruption expenses, including increased marketing expenses. We cannot assure you that our business and, consequently, our results of operations or financial condition, will not be adversely affected by severe weather conditions or other natural disasters in the future, which could cause significant damage and suspension of service provided to our patrons, further increases in our insurance premiums and per occurrence deductibles or cancellations of, or decreases in, our coverage and harm to our business.

  Additional increases in our insurance premiums and deductibles may increase our costs and impair our ability to obtain or maintain insurance on our properties.

        We may encounter difficulty in obtaining or renewing property or casualty insurance on certain of our properties which are subject to the potential negative impact of hurricanes. In addition, such insurance may be more limited and may not cover catastrophic risks or terrorist acts at current levels or at all. Even if we are able to renew our policies or obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable. The tsunami in December 2004 in southeast Asia resulted in increases in local insurance rates. In addition to the "all risk" coverage described below, we have insured Atlantis, Paradise Island for up to $300.0 million per occurrence (and in an annual aggregate amount) from damages directly resulting from certain terrorist acts to cover property damage and related business interruption losses. If any such event were to affect all or part of one or more of our properties, it is possible that we would suffer a substantial loss beyond what is covered by our insurance policies.

        The amount of our "all risk" property and business interruption insurance with respect to our Paradise Island business (inclusive of per occurrence deductibles) in the 2005 policy year is $300.0 million. The amount of such "all risk" property and business interruption insurance was $300.0 million in the 2004 policy year and $175.0 million in the 2003 policy year. ("Policy Year" is defined as June 1 of that year through May 31 of the following year.) "All risk" insurance includes coverage for the windstorm related effects of hurricanes among other casualty losses.

        In 2002, with regard to our Paradise Island property insurance, our "all risk" premiums increased from approximately $4.6 million in the 2001 Policy Year to a total of approximately $14.1 million in the

2002 Policy Year, and Kerzner's deductibles also increased from $4.0 million per occurrence in the 2001 Policy Year to $15.0 million per occurrence in the 2002 Policy Year with an annual aggregate deductible of $30.0 million. For the 2003 Policy Year, our premium for Paradise Island property insurance decreased to $13.5 million with the deductibles remaining the same as the 2002 Policy Year. For the 2004 Policy Year, our premium for Paradise Island property insurance increased to $14.1 million with the deductibles remaining the same as in the 2003 Policy Year. For the 2005 Policy Year, our premium for the Paradise Island property insurance decreased to $12.1 million with the deductibles remaining the same as in the 2004 Policy Year. In light of the significant hurricane activity in the Caribbean, the tsunami in December 2004 and Hurricane Katrina in August 2005, our insurance premiums and deductibles may significantly increase.

  We are subject to extensive governmental gaming regulations, which may harm our business.

        Our operation of gaming facilities is subject to extensive governmental regulations. Regulatory authorities typically require various registrations, licenses, findings of suitability and approvals to be held by operators of gaming facilities. The regulatory authorities in these jurisdictions generally have broad discretion in the granting, renewal, suspension and revocation of licenses and require that such registrations, licenses, findings of suitability and approvals be renewed or updated periodically. The Company and its key personnel are currently qualified to do business in all the jurisdictions in which we operate gaming facilities. We cannot assure you that any new or permanent licenses, permits or approvals that may be required by us, our key employees and our partners, if applicable, in the future will be granted or that our existing licenses, permits and approvals will be renewed or will not be suspended or revoked in the future. The failure to receive or renew licenses and/or the suspension or revocation of licenses could materially adversely affect our business, financial condition, results of operations or cash flows.

  Our gaming operations are subject to significant taxation and fees that, if increased, could harm our profitability.

        Our gaming operations are subject to significant taxation and fees. We pay substantial taxes and fees with respect to gaming operations in The Bahamas, Connecticut and Rhode Island, and will likely incur significant taxes and fees in other jurisdictions, including Morocco, in which we expect to conduct gaming operations in the future. Any material increase in existing taxes and fees, the adoption of new taxes or fees, or the loss or reduction of any existing or future tax incentives could have a material adverse effect on our profitability.

  Our business is seasonal, which could increase our exposure to disruptions caused by weather and other factors.

        Historically, our revenues and operating profits in The Bahamas and Mexico have been higher during the first quarter, the prime tourist season, than in successive quarters. Higher revenues and earnings are typically realized from the Mauritius and Maldives properties during the fourth quarter of the year and from Mohegan Sun during the second and third quarters of the year. If any of these properties were unable to accommodate guests during such periods for any reason, including disruptions caused by weather, our revenues and profits could be adversely affected.

  If we are unable to finance our expansion, development and renovation projects as well as other capital expenditures through cash on hand, cash flows from operations and borrowings, our expansion, development and renovation efforts could be jeopardized.

        If we are unable to finance existing or future projects with cash on hand, cash flows from operations or borrowings, we will have to adopt one or more alternatives, such as reducing or delaying planned expansion, development and renovation projects and other capital expenditures, selling assets, restructuring indebtedness, obtaining additional equity financing or joint venture partners or modifying our amended credit facility. These sources of funds may not be sufficient to finance existing or future projects, and other financing may not be available on acceptable terms, in a timely manner or at all. In addition, our amended credit facility contains certain restrictions on our ability to incur additional indebtedness, and any future indebtedness will likely contain similar restrictions. If we are unable to secure additional financing, we could be forced to limit or cancel expansion, development or renovation projects, which may adversely affect our business, financial condition, results of operations or cash flows.

  Work stoppages and other labor disputes could harm our financial condition and results of operations.

        In The Bahamas, as of June 30, 2005, a union represented approximately 4,000 of our approximately 6,500 local employees. We participate in an employer association whose existing contract with the union will expire on January 7, 2008. In light of our Phase III expansion, we expect to hire approximately 3,000 additional employees, a substantial portion of which will be represented by such union. Labor relations in The Bahamas have been unstable at times over the last few years and there have been occasional work stoppages. As the country's largest private employer, we are sometimes the target of labor disputes. Any protracted labor disputes or work stoppages affecting any of the properties that we own or operate could reduce our revenues. In addition, many of the public sector industries in The Bahamas, such as electricity, telecommunication and airport facilities, are unionized. The Bahamian government's labor relations with these unions have been unstable at times and there have been work stoppages on occasion that have been disruptive to our business.

  Lack of sufficient air service could adversely affect our revenues and profits and adversely affect our future growth.

        Most patrons of our properties arrive by air. Although we consider the current level of air service to our properties in The Bahamas, Mexico, Mauritius, the Maldives and Dubai to be adequate, any interruption or reduction of air service to any such locations could restrict the growth of our businesses, negatively affect our competitive position and adversely affect our revenues and profits. As we continue to expand or develop additional properties, such future growth may require additional air service to meet demand.

  We do not own, manage or control Mohegan Sun and the revenues that we derive from Mohegan Sun are therefore outside of our control and are subordinated to certain existing and future obligations of Mohegan Sun.

        In 2004, we earned approximately $36.8 million from TCA, which is party to a relinquishment agreement with the MTGA. Pursuant to the agreement, in exchange for relinquishing its right to manage Mohegan Sun, TCA is entitled to receive 5% of Mohegan Sun's gross revenues through December 2014. As a result, decisions that affect Mohegan Sun's business or operations, and therefore the revenues that TCA earns under the agreement, are outside of our control. Revenues on which TCA's fees are based exclude any revenues generated by any future expansion of Mohegan Sun. The senior and junior relinquishment fees from the MTGA to TCA rank behind all of the MTGA's obligations to pay certain minimum priority distributions to the Mohegan Tribe of Indians of Connecticut and all of the MTGA's existing and future senior secured indebtedness. The junior fees also rank behind all unsecured indebtedness. Should the MTGA not be able to meet these obligations, it would not be able to pay TCA its relinquishment fees, which could have a material adverse effect on our financial position, results of operations and cash flows.

  A small number of our shareholders control a significant percentage of our ordinary shares and are able to control decisions affecting our company.

        As of June 3, 2005, Baron Capital Group, Inc., Istithmar, FMR Corp., Caledonia Investments plc and Cement Merchants SA had the right to vote approximately 16.1%, 12.4%, 11.8%, 11.2% and 7.6%, respectively, of our issued and outstanding ordinary shares. As of June 3, 2005, The Kerzner Family Trust and its subsidiary, World Leisure Group, or WLG, both of which are controlled by Mr. Solomon Kerzner, had the right to vote approximately 12.5% of our issued and outstanding ordinary shares. If any combination of our major shareholders act together, they may be able to effectively control the outcome of substantially all matters requiring shareholder approval, including the election of our directors, thereby controlling our management, policies and business operations. For example, our major shareholders could combine to use this voting power to block our ability to obtain certain types of financing for development plans, renovations or expansions, which could materially adversely affect our ability to develop our business and pursue our strategies. In addition, Istithmar, Caledonia Investments plc, Cement Merchants SA and WLG are parties to certain shareholder agreements, which govern, among other things, their transfer of, and voting rights associated with, their shares.

  We significantly rely on technology.

        The resort and casino industries continue to demand the use of sophisticated technology, including technology utilized for property management, casino-related technology, procurement, reservation systems and guest amenities. In 2005, we introduced a real-time web-accessible reservation system. We expect the technologies utilized at our properties to require refinements. There can be no assurance that, as certain technologies become outdated or as advanced technologies are introduced, we will be able to replace or introduce such technologies as quickly as our competition, within our established budgets, or that we will be able to integrate such technologies into our existing systems. Further, there can be no assurance that we will receive any benefits from any new technology.

        We also rely on the Internet and our website for a portion of our hotel reservations for Atlantis, Paradise Island and One&Only Ocean Club. In the third quarter of 2005, we expect to integrate our web-based reservation system with our call center to allow online bookings of certain restaurants and activities on Paradise Island. The Internet and our website could experience material disruptions, slowdowns and security breaches, and upgrades and maintenance to our website could result in significant downtime. If we were to experience such a disruption, slowdown or security breach, it could harm our business and reputation.

  Joint ventures decrease our ability to manage risk.

        We have from time to time invested, and expect to continue to invest, in joint ventures. Joint ventures typically have shared control over the joint venture assets. As a result, joint venture investments involve risks, such as the possibility that the co-venturer in an investment might become bankrupt or not have the financial resources to meet its obligations, have economic or business interests that are inconsistent with our business interests or take action contrary to our instructions or requests or contrary to our policies or objectives. Any of such actions may subject the assets owned by the joint venture to additional risk. In addition, we may be unable to take action without the approval of our joint venture partners. If a joint venture partner becomes bankrupt, we could become liable for such partner's share of joint venture liabilities. In these circumstances, our business, financial condition, results of operations or cash flows could be materially adversely affected.

        In addition, we often participate in the equity of joint ventures and/or managed properties and provide financing or guarantees to complete the development of a property. These fundings may become unrealizable or we may become obligated to perform under the guarantees which could adversely affect our financial performance.

  We may have disputes with the owners and joint venture partners of the properties that we manage.

        Our obligations under our management agreements to manage each property and enforce certain required standards may, in some instances, be subject to interpretation and may give rise to disagreements. While we will seek to resolve any disagreements in a manner that develops and maintains positive relationships with current and potential owners and joint venture partners, our failure to resolve any such disagreements could result in litigation or could interrupt the services or operating quality of the affected property, which could materially adversely affect our business, financial condition, results of operations or cash flows.

  We are subject to environmental, health and safety laws and regulations, and our noncompliance or a significant regulatory change could adversely affect our business, financial condition or results of operations.

        Our operations are regulated under a number of federal, provincial, state and local laws and regulations that govern, among other things, the handling of waste materials, some of which are classified as hazardous materials, and the discharge of hazardous materials into the environment. Our operations are subject to stringent regulations relating to protection of the environment and waste handling. In addition to liability for our own noncompliance, these laws and regulations may expose us to liability for the noncompliance of other parties, without regard to whether we were negligent. Sanctions for noncompliance with applicable environmental laws and regulations may include administrative, civil and criminal penalties, revocation of permits and corrective action orders. Furthermore, we may be liable for costs for environmental cleanup at currently or previously owned or operated properties or off-site locations. Our failure to comply with existing laws or regulations, the adoption of new laws or regulations with additional or more rigorous compliance standards or the more vigorous enforcement of environmental laws or regulations could significantly harm our business by increasing our expenses and limiting our future opportunities.

  You may have difficulty enforcing judgments against us or our directors or management that reside outside the United States.

        Kerzner is an international business company incorporated under the laws of the Commonwealth of The Bahamas. Certain of our directors and executive officers reside outside the United States. In addition, a substantial portion of the assets of our directors and officers and of our assets are located outside the United States. As a result, it may be difficult or impossible to:

  •
  effect service of process within the United States upon us or these persons; or

  •
  enforce, against us or these persons, court judgments obtained in U.S. courts, including judgments relating to U.S. federal securities laws.

        It is unlikely that Bahamian courts would entertain original actions against Bahamian companies, their directors or officers predicated solely upon U.S. federal securities laws. Furthermore, judgments based upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in The Bahamas. Rather, a lawsuit must be brought in The Bahamas on any such judgment. Subject to consideration of private international law, in general, a judgment obtained after due trial by a court of competent jurisdiction, which is final and conclusive as to the issues, is actionable in Bahamian courts and is impeachable only upon the grounds of fraud, public policy and natural justice.

  We may have difficulty enforcing gaming debts in certain foreign jurisdictions or in certain jurisdictions within the United States, which could negatively affect our operating results.

        Gaming debts may not be legally enforced in certain foreign jurisdictions or in certain jurisdictions within the United States. A substantial portion of the customers at Atlantis, Paradise Island reside in the United States. As a result, we may be unable to collect gaming debts from our patrons who reside in such jurisdictions, which could negatively affect our operating results.

  Reassessments of and changes to our business plans could hinder our development and result in charges or fees that could harm our financial condition and results of operations.

        We are regularly reviewing our business plans in light of a variety of factors, including the availability of financing, regulatory and political considerations, competition and other business and strategic concerns. As a result of such assessments, our management may choose to change its plans, which could result in failure to expand and could also cause us to incur fees or charges. We cannot assure you that we will carry forward and complete any proposed business plans.

  Energy price increases may adversely affect our cost of operations and our revenues.

        Resorts use significant amounts of electricity, natural gas and other forms of energy. Although we have not experienced shortages of energy, substantial increases in the cost of electricity or natural gas may negatively affect our operating results. The extent of any impact is subject to the magnitude and duration of the energy price increases and could be material. In addition, energy price increases in locations that constitute a significant source of customers for our properties could result in a decline in disposable income of potential customers and a decrease in visitation and spending at our properties, which could negatively impact revenues.

  Acts of terrorism and war could adversely affect the travel market and reduce our operating revenues.

        The terrorist attacks of September 11, 2001 had a significant impact on the travel and tourism industries in which we operate. The considerable reduction in both business and leisure air travel following that date significantly reduced visitation to all our properties, including our Paradise Island properties, during the fourth quarter of 2001, resulting in a significant decline in our operating results during this period. On March 19, 2003, the U.S. and coalition forces commenced a war with Iraq. Although the official combat in the war with Iraq ceased in May 2003, the U.S. and coalition forces still maintain a presence in Iraq and terrorist activities in the country have continued. These events, the potential for future terrorist attacks (in the United States and in foreign locations), the national and international responses to terrorist attacks and other acts of war or hostility have created many economic and political uncertainties, which could adversely affect our business and results of operations. Future acts of terror, anti-terrorist efforts, war or other armed conflicts involving the United States or other countries may reduce our guests' willingness to travel, which could have a material adverse effect on the U.S. and global economies and on our business, financial condition, results of operations or cash flows.

  Additional risks may be associated with Atlantis, The Palm in Dubai.

        In September 2003, we entered into agreements to form a joint venture with Nakheel LLC, an entity owned by the Royal Family of Dubai, to develop Atlantis, The Palm. In June 2004, we entered into an agreement with Istithmar, an entity indirectly wholly owned by the Royal Family of Dubai, which has assumed all obligations and rights of its affiliate, Nakheel LLC. Dubai is one of seven autonomous Sheikhdoms that form the federation of the United Arab Emirates. The United Arab Emirates is located along the Persian Gulf, and bordered on the south and west by Saudi Arabia, on the west by Qatar and on the north and east by Oman. These states and others in the region, more specifically Bahrain and Kuwait, through an organization formed to strengthen relations among the six states, the Gulf Cooperation Council, maintain peaceful relations and cooperate on trade, regional defense and economic issues. His Highness Sheikh Zayed bin Sultan Al Nahayan served as President of the United Arab Emirates from 1971 to November 2, 2004. On November 3, 2004, His Highness Sheikh Khalifa bin Zayed Al Nahyan was named President of the United Arab Emirates. His Highness Sheikh Maktoum bin Rashid al-Maktoum has ruled in Dubai since 1990. Although the Sheikh-led government appears to be stable and not subject to any significant local challenges, the September 11, 2001 terrorist attacks on the United States and the war and ongoing efforts in Iraq have both increased scrutiny and heightened tensions throughout the Middle East, including the United Arab Emirates. Al-Qaeda and other terrorist organizations, in their hostile campaign against supporters of the West, present a threat to stability in the Middle East. The United Arab Emirates maintains friendly relations with the United States. For example, it allowed U.S. troops to be stationed there in preparation for the invasion of Iraq in 2003 and it has pledged humanitarian assistance in the Iraqi reconstruction efforts and encouraged the United States to maintain security even after the handover of power to the Iraqis on July 1, 2004. This support for the United States may increase the likelihood of attacks on the state by terrorist organizations. As publicly reported on May 5, 2004, Pakistani intelligence uncovered a plot by a small group of terrorists to hijack and possibly bomb a plane bound for the United Arab Emirates. The firm relationship between Saudi Arabia and the United States has in recent years led to a number of significant terrorist activities in Saudi Arabia and similar events could occur in the United Arab Emirates.

        The U.S. Department of State is concerned that terrorists may be planning to carry out further attacks against Westerners and oil workers in the Gulf. Perceptions of the safety of the region could affect Atlantis, The Palm, as the viability of this undertaking is dependent on the continued growth of tourism in the region, primarily from Western Europe and Asia. Future acts of terrorism, anti-terrorist efforts, war or political and civil unrest in the region could have a material adverse effect on global economies, the economies of the Gulf States and in particular on the development of Atlantis, The Palm in Dubai. Dubai is generally viewed as the most progressive, open and pro-Western emirate. In addition, it is currently the only emirate that permits the sale of land to foreigners. With its relatively high profile, Dubai could represent a potentially attractive target to terrorist organizations.

        Atlantis, The Palm will be located at the apex of the crescent, which forms the external border of The Palm, Jumeirah, a major land reclamation project in Dubai, and is expected to be connected to the rest of The Palm, Jumeirah by a roadway tunnel and proposed monorail. As with any reclamation project, there are inherent subsidence and liquefaction risks. The Company and Nakheel LLC have been monitoring the construction site for subsidence, which to date has been isolated and not in excess of three millimeters. However, the Company has not monitored or had any opportunity to monitor other sites on The Palm, Jumeirah for subsidence. In the event of unforeseeable subsidence on the site or on other sites on The Palm, Jumeirah, we would expect at a minimum for there to be a material reduction in hotel bookings for Atlantis, The Palm and in day visitors to the water attractions, which in turn could have a material adverse impact on the operations and financial condition of Atlantis, The Palm. In the event of an earthquake, there is a risk of liquefaction. While there has not been recent significant seismic activity in the immediate vicinity of Dubai, earthquakes have recently occurred in Iran, Egypt, Syria and southern Asia, off the coast of Indonesia. In addition, severe storms accompanied by high winds can develop over the Gulf. These storms typically occur annually from December through to the end of March. These storms could lead to surges and high wave heights that could erode or top the breakwater that has been erected on the Gulf-side of the site, thereby leading to flooding. In recent months, there has been some movement of rock on the breakwaters that we believe are due to unusually severe storms. The Company and Nakheel LLC have agreed to regularly monitor the status of the breakwaters. Aside from the property damage that could occur from such floods, any such flooding could also damage the roads on the crescent or the proposed monorail, as well as flood the tunnel, which would limit or curtail arrivals and departures to Atlantis, The Palm. Any of these structural, climatic or geological events would likely have a material adverse impact on the site and operations of Atlantis, The Palm, including the extensive marine environment and animals that will be a key attraction of the resort. Nakheel LLC and other developers have also announced other reclamation projects in Dubai of a similar scale to The Palm, Jumeirah. In addition, we are dependent on Nakheel LLC to complete the infrastructure of The Palm, Jumeirah, including roads, the proposed monorail and the roadway tunnel, on a timely basis. Should any of these reclamation projects suffer from any of these events, Atlantis, The Palm and, as a result, we could be materially adversely affected.

  Additional risks may be associated with our proposed destination resort casino in Morocco.

        In the second quarter of 2005, we announced that Kerzner and two local Moroccan companies, SOMED and CDG, had entered into a joint venture agreement for the development and operation of a destination resort casino. This agreement is subject to the fulfillment of certain conditions. Morocco is located in Northern Africa and is bordered by Algeria, the North Atlantic Ocean and the Mediterranean Sea. The Head of State of Morocco is His Majesty King Mohammed IV and the Prime Minister of Morocco is Mr. Driss Jettou. Although Morocco is largely stable, with limited security risks, the May 2003 suicide bomb attacks in Casablanca have raised concerns about terrorist activity in the region. The implication of several Moroccans in the March 2004 Madrid train bombing has further heightened concerns about terrorism. There are several loose-knit terrorist groups in Morocco that have connections to Al-Qaeda. Morocco has historically been an ally of the United States, although it did express opposition to the war in Iraq. Its historic support for the United States may increase the likelihood of attacks on the state by terrorist organizations. Establishments which are readily identifiable with Western interests are potential targets for future attacks. Such targets may include establishments where activities occur that may offend religious sensitivities, such as casinos or places where alcoholic beverages are sold or consumed. At present, there are five casinos located in Morocco, however, our proposed resort would be the largest casino in Morocco and therefore, a potentially more high-profile target. Future acts of terrorism, anti-terrorist efforts, war or political and civil unrest in the region could have a material adverse effect on global economies, the economy of Morocco and in particular, the development and success of our destination resort casino in Morocco.

  Our success depends on certain key employees.

        Our success depends upon the continued services of certain key employees, in particular our senior management. Our senior management is responsible for the implementation and development of our various projects, the development and maintenance of our relationships with current and potential hotel and resort owners and joint venture partners and the marketing and related activities necessary to attract patrons to our properties. Although we believe that we could replace our key employees within a reasonable amount of time should the need arise, the loss of key personnel could have a material adverse effect on our business.

  Deterioration in general economic and market conditions could adversely affect our business.

        Our business is affected by general economic and market conditions, particularly in the United States and Europe. A large portion of our business at Atlantis, Paradise Island is generated by group convention sales and individual tour and travel. A recession or economic slowdown could cause a reduction in group sales bookings or the willingness or ability of tourists to book vacations at Atlantis, Paradise Island, which could materially adversely affect our operating results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The discussion and analysis in this section contains forward-looking statements that involve risks and uncertainties. These forward-looking statements reflect our current views about future events and financial performance. Investors should not rely on forward-looking statements because they are subject to a variety of factors that could cause our actual results to differ materially from our expectations. For factors that could cause or contribute to such differences see "Forward-Looking Statements" and "Risk Factors" appearing elsewhere herein. Our actual results may differ materially from those prescribed or implied by the forward-looking statements contained herein. In this discussion and analysis of financial condition and results of operations, all dollars are in thousands, except per share data.

Overview

        We develop and operate premier resort casinos and other properties throughout the world and manage our business in three segments: Destination Resorts, Gaming and One&Only Resorts. Our Destination Resorts segment is currently our largest and most important segment from both a gross revenue and net income perspective. We expect that our future growth will further define and reinforce these segments.

        Our Destination Resorts segment is comprised of our larger destination resorts, including our flagship property, Atlantis, Paradise Island, Harborside at Atlantis and three projects in the development stage: Atlantis, The Palm, a destination resort casino in Morocco and the Phase III expansion on Paradise Island. During the first half of 2005, Atlantis, Paradise Island generated approximately 84% of our contribution to net income and 79% of our net revenues. Revenues from Atlantis, Paradise Island primarily consist of room, food and beverage, gaming, other hotel and tour operations.

        We expect that the Phase III expansion will allow us to capitalize on the demand for the property and leverage our investment in The Bahamas. In July 2005, we opened the Marina Village at Atlantis, a restaurant and entertainment complex surrounding the Marina at Atlantis. In August 2005, we entered into a joint venture agreement with Turnberry Associates, one of the premier real estate development and property management companies in the United States, to create Residences at Atlantis Development Limited or, Residences at Atlantis, for the purpose of developing an approximately 500-unit condo-hotel. During the second quarter of 2005, we commenced pre-sales, and we expect to commence construction of Residences at Atlantis in the fourth quarter of 2005, provided we secure a sufficient level of pre-sales to enable the joint venture to secure non-recourse financing. Additionally, construction is now underway on our 600-room all-suite hotel, with an expected opening during the second quarter of 2007. In August 2005, we completed the second phase of timeshare development at Harborside at Atlantis. During the first quarter of 2005, we commenced pre-sales of our ultra-luxury condominium units at Ocean Club Residences & Marina, which is a 50-50 joint venture with a local partner. We commenced development of Ocean Club Residences & Marina in the second half of 2005, with completion scheduled for the second half of 2007. This schedule depends on the receipt of sufficient pre-sales in order to arrange non-recourse financing.

        We have completed a significant portion of the planning for a 2,000-room destination resort in Dubai, Atlantis, The Palm. We expect to commence construction on this project in the fourth quarter of 2005, with completion scheduled in 2008. During the construction period, we expect to receive a $20.0 million development fee and reimbursement of certain expenses, and upon commencement of operations, we expect to receive management fees and equity earnings from this property. In Morocco, planning for a 500-room destination resort casino is underway, and if this project goes forward, construction is expected to commence in the first half of 2006. We expect to receive development and management fees and equity earnings from this property.

        Our Gaming segment is comprised of our interests in properties that are primarily casinos. We receive fees pursuant to our relinquishment agreement with the Mohegan Tribe through our investment in TCA. The Gaming segment also includes equity in earnings and losses from our 50% investment in Trading Cove New York, or TCNY, and our 37.5% ownership interest in BLB, which acquired the U.S. operations of Wembley in July 2005 for approximately $464.0 million. The U.S. operations of BLB consist of the Lincoln Park racino in Rhode Island and three greyhound tracks and one horse racing track in Colorado. Our Gaming segment also includes non-capitalizable costs associated with gaming opportunities in the United Kingdom. In April 2005, the United Kingdom passed gaming reform legislation that was less favorable than we had previously anticipated, resulting in a write-off of $10.5 million of all previously capitalized and deferred costs incurred for the planning and development of our gaming projects in the United Kingdom (excluding Northampton).

        Our One&Only Resorts segment is comprised of our ownership and/or management interests in a portfolio of smaller (when compared to our destination resorts) luxury resorts and hotels whose target customers are primarily discerning leisure and luxury business travelers. Each One&Only resort has a different design consistent with its natural environment and values genuine hospitality, offering guests a distinctive experience. We currently operate ten resort properties in Mauritius, the Maldives, Dubai, Mexico and The Bahamas, seven of which are operated under the One&Only brand. We are negotiating agreements to develop, manage and own an equity interest in One&Only Cape Town on the Victoria & Alfred Waterfront in Cape Town, South Africa. In order to acquire management agreements, we often participate in the equity of managed properties, usually in a supplementary role, or we may provide project financing or guarantees in order to complete the development of a new property. In addition, we continue to seek potential sites that meet our strict investment criteria relative to this segment.

        We believe that the results of operations in the Destination Resorts and One&Only Resorts segments are best explained by three key industry specific performance measures: occupancy, average daily rate ("ADR") and revenue per available room ("RevPAR"). Occupancy is the total percentage of rooms occupied and is computed by dividing the number of room nights occupied by the total number of room nights available. ADR is the average amount of room revenue per occupied room night. RevPAR represents room revenue divided by the total number of room nights available. One of our key objectives is to enhance RevPAR at all of our properties by offering a combination of unique property designs, theme and location. These measures are influenced by a variety of factors, including national, regional and local economic conditions, changes in travel patterns and the degree of competition with other destination resorts, luxury hotels and product offerings within the resort and casino industries. The demand for accommodations may also be affected by seasonal factors. For example, at Atlantis, Paradise Island and One&Only Ocean Club, there are lower occupancy levels in September, following Labor Day, through mid-December, resulting in lower revenue, net income and cash flows from operations during these periods. Similarly, properties in the Los Cabos market typically experience reduced occupancy levels in July and August.

        Our operations are exposed to various risks, the most significant of which are increased competition, development and construction risks, ability to obtain financing, severe weather conditions and future security alerts or terrorist attacks. The resort and casino industries are highly competitive, and the expansion, upgrade or construction of competing resort or casino properties in or near any market from which we attract or expect to attract a significant number of customers could have a significant adverse effect on our business. As we are involved in new projects and expansion efforts throughout the world, there are inherent risks associated with development and construction, such as unanticipated design, construction, regulatory and operating problems. In addition, if we are unable to finance our expansion and development projects, as well as other capital expenditures, through cash flows and borrowings, our expansion and development efforts could be jeopardized. As discussed in "Operating and Financial Review and Prospects—Liquidity and Capital Resources," we expect to have the resources necessary to finance our current expansion and development plans. However, if in the future we are unable to secure additional financing, we could be forced to limit or cancel expansion or development plans, which may adversely affect our business, financial condition, results of operations or cash flows. The Bahamas, Mexico, the Maldives and Mauritius are subject to tropical weather and storms, which, if severe, could adversely affect tourism and our operations. During the past seven years, Paradise Island has been affected by three major hurricanes that have caused property damage, business interruption and lost revenues. In December 2004, the Maldives were affected by the tsunami caused by an earthquake off the coast of Indonesia in southern Asia, which resulted in flooding at One&Only Kanuhura and One&Only Reethi Rah. We cannot predict if future severe weather conditions will cause significant damage and suspension of services provided to our patrons, further increases to our insurance premiums and per occurrence deductibles or cancellations of our insurance coverage. Acts of terrorism and war could adversely affect the travel market and reduce our operating revenues. The terrorist attacks on September 11th adversely affected operations in 2001. In addition, there is heightened concern about terrorist activity in Dubai and Morocco. Future acts of terror, anti-terrorist efforts, war or other armed conflicts involving the United States or other countries may again reduce our guests' willingness to travel.

        The Company evaluates the performance of its segments based primarily on their contribution to net income, which is their respective revenue generated after direct operating costs and depreciation and amortization attributable to each segment. Corporate expenses, interest income and expense, income taxes and other income and expenses are not allocated to the segments but are separately evaluated.

        The following tables include analyses of net revenues and contribution to net income by segment.

Net Revenues

	For The Year Ended December 31,			For the Six Months Ended June 30,
	2004	2003	2002	2005	2004
				(unaudited)
Destination Resorts:
Atlantis, Paradise Island(1)
Rooms	$174,093	$167,989	$166,410	$109,109	$103,317
Casino	130,879	138,592	129,916	77,832	73,406
Food and beverage	127,633	118,414	118,802	74,552	72,689
Other resort	65,040	61,860	60,916	34,749	37,045

	497,645	486,855	476,044	296,242	286,457
Less: promotional allowances	(23,034)	(23,579)	(22,210)	(13,162)	(12,879)

	474,611	463,276	453,834	283,080	273,578
Tour operations	26,564	28,875	29,026	17,229	14,659
Harborside at Atlantis fees	2,826	1,847	1,579	2,110	1,309

	504,001	493,998	484,439	302,419	289,546
Atlantis, The Palm fees	380	—	—	296	179

	504,381	493,998	484,439	302,715	289,725

Gaming:
Connecticut(2)	935	1,755	1,326	229	—

One&Only Resorts:
One&Only Ocean Club	37,731	34,186	31,200	25,724	21,243
One&Only Palmilla(3)	37,875	1,481	128	34,885	19,448
One&Only Reethi Rah(4)	1,270	394	—	1,935	546
Other resorts(5)	14,483	9,700	8,689	6,821	7,039
Tour operations	20,551	11,915	12,037	9,031	9,413

	111,910	57,676	52,054	78,396	57,689

Other(6)	3,859	5,084	4,443	2,680	2,019

Net revenues	$621,085	$558,513	$542,262	$384,020	$349,433

(1)
Consists of revenue from Atlantis, Paradise Island, Ocean Club Golf Course, the Company's wholly owned tour operator, PIV, Inc., and marketing and development fee income from our interest in Harborside at Atlantis.

(2)
Consists of development and other fees related to Mohegan Sun. Relinquishment fees—equity in earnings of TCA related to our Gaming segment are included as a separate component outside of income from operations.

(3)
Amounts in 2004 and 2005 consist of revenues from One&Only Palmilla in connection with the consolidation of Palmilla effective January 1, 2004 in accordance with FIN 46R. Revenues for the years ended December 31, 2003 and 2002 represent management and development fees related to One&Only Palmilla.

(4)
Amounts in 2005 consist of revenues from One&Only Reethi Rah in connection with the consolidation of Reethi Rah in accordance with FIN 46R. Revenues for the years ended December 31, 2004 and 2003 and the six months ended June 30, 2004 represent development fees related to One&Only Reethi Rah.

(5)
Includes management, marketing and development fees from One&Only Resorts properties located in Mauritius, Dubai and the Maldives, excluding One&Only Reethi Rah.

(6)
Includes revenues not directly attributable to Destination Resorts, Gaming or One&Only Resorts.

Contribution to Net Income

	For The Year Ended December 31,			For the Six Months Ended June 30,
	2004	2003	2002	2005	2004
				(unaudited)
Destination Resorts:
Atlantis, Paradise Island	$86,951	$83,523	$76,909	$74,872	$70,768
Tour operations	5,885	5,089	4,239	3,774	3,658
Harborside at Atlantis(1)	9,477	5,176	(3,634)	11,035	8,032
Ocean Club Residences & Marina(2)	—	—	—	(242)	—

	102,313	93,788	77,514	89,439	82,458
Atlantis, The Palm(3)	346	—	—	125	170

	102,659	93,788	77,514	89,564	82,628

Gaming:
Connecticut(4)	36,843	35,715	31,367	18,595	17,767
United Kingdom	(2,182)	(329)	—	(13,169)	(1,018)
Other(5)	(4,357)	(1,086)	(931)	(484)	(1,860)

	30,304	34,300	30,436	4,942	14,889

One&Only Resorts:
One&Only Ocean Club	3,644	4,720	3,999	6,421	4,680
One&Only Palmilla(6)	(1,831)	(3,013)	(17)	6,556	(1,008)
One&Only Reethi Rah(7)	1,270	394	—	(2,213)	546
Other resorts(8)	12,966	8,104	8,689	6,209	6,404
Direct expenses(8)	(15,919)	(12,187)	(8,061)	(6,886)	(8,074)
Other(9)	4,737	2,242	1,079	1,314	1,867

	4,867	260	5,689	11,401	4,415
Impairment of notes receivable	—	—	—	(25,043)	—

	4,867	260	5,689	(13,642)	4,415

Not allocated to segments:
General corporate	(34,489)	(32,842)	(25,188)	(20,123)	(17,261)
Impairment of Atlantic City land	(7,303)	—	—	—	—
Restructuring reversal	—	—	1,000	—	—
Interest income	4,722	3,394	3,419	4,789	1,390
Interest expense, net of capitalization	(36,814)	(29,264)	(39,104)	(21,159)	(17,093)
Gain on settlement of territorial and other disputes	—	1,479	14,459	—	—
Early extinguishment of debt, net of income tax effect and minority interest	(1,655)	—	(20,525)	—	—
Other, net	1,358	(686)	60	12	427
Benefit (provision) for income taxes	(424)	(162)	(96)	110	(481)
Interest expense, minority and noncontrolling interests(10)	4,907	—	—	3,958	2,046
Income (loss) from discounted operations, net of income tax	—	1,305	(8,061)	—	—

Net income	$68,132	$71,572	$39,603	$48,451	$70,960

(1)
Consists of equity in earnings, marketing, development and other fees related to Harborside at Atlantis.

(2)
Consists of equity losses from our 50% investment in Paradise Island Condominiums Joint Venture Limited, which is developing Ocean Club Residences & Marina.

(3)
Consists of development fees, net of related costs and equity loss from our investment in Atlantis, The Palm.

(4)
Consists of relinquishment fees—equity in earnings of TCA and development and other fees related to Mohegan Sun.

(5)
Consists of equity in losses of BLB and TCNY and direct expenses for the Gaming segment.

(6)
Consists of earnings before interest and taxes, net of minority interest related to One&Only Palmilla for the year ended December 31, 2004 and the six months ended June 30, 2005 and 2004. Results for the years ended December 31, 2003 and 2002 include management, development and other fees and our share of net loss from One&Only Palmilla prior to consolidation in accordance with FIN 46R.

(7)
Consists of earnings before interest, net of noncontrolling interest related to One&Only Reethi Rah for the six months ended June 30, 2005. Results for the years ended December 31, 2004 and 2003 represent development fees related to One&Only Reethi Rah prior to consolidation in accordance with FIN 46R.

(8)
Consists of management, marketing, development and other fees, net of SRL minority interests and direct expenses related to One&Only Resorts businesses located in Mauritius, Dubai and the Maldives.

(9)
Consists of equity in earnings of SRL and One&Only Kanuhura.

(10)
Consists of minority and noncontrolling interests related to the portion of One&Only Palmilla's and One&Only Reethi Rah's interest expense and taxes, which are not allocated to the One&Only Resorts segment.

        During the years ended 2004, 2003, 2002 and the six months ended June 30, 2005 and 2004, after direct operating expenses and depreciation and amortization attributable to each segment, each of our businesses contributed the following to income (dollars in millions). For the six months ended June 30, 2005, impairment of notes receivable of $25.0 million is excluded from the table below. For a reconciliation of the segment contribution to U.S. GAAP net income, see the table above.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2004		2003		2002		2005		2004
							(unaudited)
	$	%	$	%	$	%	$	%	$	%
Destination Resorts	$102.7	75%	$93.8	73%	$77.5	68%	$89.6	84%	$82.6	81%
Gaming	$30.3	22%	$34.3	27%	$30.4	27%	$4.9	5%	$14.9	15%
One&Only Resorts	$4.9	3%	$0.3	—	$5.7	5%	$11.4	11%	$4.4	4%

For the purposes of the table above, income, as defined, does not include corporate expenses, interest income and expense, income taxes and other income and expenses. The amounts presented below with respect to each of our segments also do not include any of these items.

Operating Results

Consolidated Results

        Six Months Ended June 30, 2005 vs. Six Months Ended June 30, 2004.    Net income and diluted earnings per share during the six months ended June 30, 2005 were $48.5 million and $1.29, respectively, which included a $25.0 million (diluted loss per share of $0.67) impairment of notes receivable and a $10.5 million (diluted loss per share of $0.28) write-off of U.K. gaming costs, as compared to $71.0 million and $2.21, respectively during the six months ended June 30, 2004. (See "Other Factors Affecting Earnings and Earnings Per Share" for a comparison and explanation of certain items affecting results for the six months ended June 30, 2005 and 2004.)

        2004 vs. 2003.    During 2004, our goal was to expand the business while continuing to grow the overall contribution to net income from our operations. Income and diluted earnings per share from continuing operations in 2004 were $68.1 million and $2.01, respectively, which included a $7.3 million

(diluted loss per share of $0.22) impairment of Atlantic City land, as compared to $70.3 million and $2.39, respectively, in 2003. (See "Other Factors Affecting Earnings and Earnings Per Share" for a comparison and explanation of certain items affecting 2004 and 2003 results.) Despite a severe hurricane season in 2004, Atlantis, Paradise Island achieved record gross revenue of $527.0 million, representing its third consecutive year of growth and its highest ever contribution to income of $102.3 million versus $93.8 million in 2003. Equity earnings and fees earned from Mohegan Sun of $36.8 million represented the fourth consecutive year of growth and a 3.2% increase over 2003, as Mohegan Sun continued to increase its share of the growing Connecticut slots market.

        2003 vs. 2002.    Even though the overall travel industry was struggling during 2002 and 2003, we continued to improve our profitability. In 2003, Atlantis, Paradise Island achieved gross revenue of $517.6 million and contribution to income of $93.8 million as compared to $77.5 million in 2002. Equity earnings and fees earned from Mohegan Sun of $35.7 million represented the third consecutive year of growth and a 13.9% increase over 2002. These strong results allowed us to strengthen our balance sheet by reducing interest-bearing debt by $72.3 million, resulting in a reduction of interest expense of $9.8 million in 2003. During the year, these factors contributed to income and diluted earnings per share from continuing operations in 2003 of $70.3 million and $2.39, respectively, as compared to $47.7 million and $1.67, respectively, in 2002. (See "Other Factors Affecting Earnings and Earnings Per Share" for a comparison and explanation of certain items affecting 2003 and 2002 results.)

Destination Resorts

  Atlantis, Paradise Island

        Six Months Ended June 30, 2005 vs. Six Months Ended June 30, 2004.    Strong leisure demand combined with improved hotel and casino margins for Atlantis, Paradise Island increased the contribution of Atlantis, Paradise Island to net income during the first half of 2005, compared to its record 2004 contribution to net income. During the six months ended June 30, 2005, Atlantis, Paradise Island's contribution to net income was $89.4 million, as compared to $82.5 million during the same period in 2004. Income increased despite a provision of $4.8 million for a new claim from a supplier with respect to a period covering the last five years, which claim we are currently negotiating with the supplier, and $1.7 million of pre-opening expenses incurred related to the Marina Village at Atlantis and the Phase III. Harborside at Atlantis contributed $11.0 million to net income, a 37% increase over the same period last year due primarily to the expansion of the property.

        Gross revenues for Atlantis, Paradise Island of $315.6 million during the six months ended June 30, 2005 exceeded gross revenues for the six months ended June 30, 2004 by $13.2 million (4.4%). Of the total gross revenues, 35% were derived from rooms, 25% from gaming, 24% from food and beverage and 16% from other sources.

        Room revenues and gross profit from rooms were $109.1 million and $94.5 million, respectively, during the six months ended June 30, 2005, as compared to $103.3 million and $88.1 million, respectively, during the same period in 2004. The $5.8 million and $6.4 million increases in room revenues and gross profit, respectively, over the six months ended June 30, 2004, were due to a 6.2% increase in RevPAR from $247 to $262. Gross operating profit was also positively impacted by decreased group commission expense of $0.8 million. Although group revenues remained relatively constant, increased travel demand from individual travelers resulted in a $5.3 million (8.5%) increase in room revenues during the six months ended June 30, 2005 over the same period in 2004. The improved room pricing environment yielded overall ADR at Atlantis, Paradise Island of $302 and $285, during the six months ended June 30, 2005 and 2004, respectively, while occupancy remained constant at 87% for both periods.

        Gross profit from the Atlantis Casino was $44.9 million during the six months ended June 30, 2005 as compared to $41.9 million during the same period in 2004. The $3.0 million (7.2%) increase in gross profit from gaming resulted primarily from an increase in slot revenues of 21.5% as compared to the six months ended June 30, 2004, partially offset by a 2.0% reduction in table game revenues. Slot win was $401.8 million and $335.5 million during the six months ended June 30, 2005 and 2004, respectively. Slot win during the six months ended June 30, 2005 was $33.5 million, as compared to $27.6 million during the six months ended June 30, 2004. The 21.5% increase in slot win was the result of changes to the casino floor that included the majority of the floor being converted to ticket-in-ticket-out machines combined with the purchase of new, lower-denomination video slot machines, which provide an improved entertainment value to the slot patron and encourage longer play, along with the addition of multi-denomination machines that allow patrons to trade up at the machine. Additionally, the Hotel RIU Paradise Island, adjacent to Atlantis, Paradise Island, was open for the full second quarter of 2005, having been closed for renovations during the second quarter of 2004, resulting in additional casino patrons from that resort, which does not contain a casino. The table hold percentage was 15.3% for the six months ended June 30, 2005, resulting in table win of $43.6 million, which was 2% lower than the same period in 2004.

        Food and beverage revenue was $74.6 million and $72.7 million during the six months ended June 30, 2005 and 2004, respectively, representing a 2.6% increase. Driving this increase was food and beverage spend per occupied room night, which increased from $201 during the six months ended June 30, 2004 to $206 during the six months ended June 30, 2005. Food and beverage gross profit was $28.6 million and $26.9 million during the six months ended June 30, 2005 and 2004, respectively. This increase in gross profit resulted from continued efficiencies in warehousing and requisitioning and more controlled payroll costs as a result of strategic scheduling and labor control.

        Selling, general and administrative expenses were $46.5 million and $44.8 million during the six months ended June 30, 2005 and 2004, respectively, representing a 3.8% increase. Contributing to the $1.7 million increase was a $4.8 million provision related to a new claim from a supplier with respect to a period covering the last five years, offset by lower sales and marketing costs of $1.6 million, related to the timing of these expenses. Depreciation and amortization for Atlantis, Paradise Island was $24.9 million and $24.2 million during the six months ended June 30, 2005 and 2004, respectively. The $0.7 million increase in depreciation primarily relates to the new reservation system placed in service during 2005.

        Harborside at Atlantis, our 50%-owned timeshare joint venture on Paradise Island, recognized $8.9 million in equity earnings and $2.1 million in marketing and development fees during the six months ended June 30, 2005, as compared to $6.7 million and $1.3 million, respectively, during the same period in 2004. The increased equity earnings recognized during the six months ended June 30, 2005 are primarily the result of strong sales trends and the completion of construction of the Harborside at Atlantis the first of two planned expansions. As of June 30, 2005, Harborside at Atlantis had sold 98% of the original units and 27% of the units developed in the first expansion. Included within equity earnings for the six months ended June 30, 2004 is $4.0 million for our share of an insurance recovery realized by Harborside at Atlantis related to the final settlement of the remediation claim resulting from damages incurred during Hurricane Michelle, which recovery was recorded net of remediation costs incurred.

        2004 vs. 2003.    During 2004, strong business trends and continued margin improvement led Atlantis, Paradise Island to achieve its then strongest results ever. The property contributed $102.3 million to income, as compared to $93.8 million in 2003. This increase was primarily the result of the strong performance of the Atlantis hotel despite the lost business and $4.6 million of costs related to Hurricane Frances, which passed just to the north of Paradise Island. Marginal increases in occupancy and ADR generated $6.1 million of additional room revenue, of which $4.8 million went to gross profit. Strong food and beverage results were realized by price increases and improved margins

(1.4% over 2003), which led to a $4.9 million improvement in gross profit over 2003. In the Atlantis Casino, lower hold percentage at the tables compared to an unusually high hold percentage in 2003, led to a decrease over last year's strong results. It should be kept in mind that the 2003 overall performance of Atlantis, Paradise Island produced record results at that time, so these improvements do not reflect weak results in a prior period.

        Atlantis, Paradise Island offers a variety of amenities resulting in a diverse stream of revenue. This variety limits our dependence on any particular operation and helps maximize revenue per occupied room night. Gross revenues for Atlantis, Paradise Island of $527.0 million in 2004 exceeded 2003 gross revenues by $9.5 million (1.8%). Of the total gross revenues, 33% were derived from rooms, 24.8% from gaming, 24.2% from food and beverage and 18.0% from other sources.

        Room revenues and gross profit from rooms were $174.1 million and $146.2 million, respectively, in 2004, compared to $168.0 million and $141.5 million, respectively, in 2003. The $6.1 million and $4.8 million increases in room revenues and gross profit over 2003 were due to a 3.0% increase in RevPAR from $201 to $207 and improved margins from containment of costs, respectively. Group revenues increased by $3.2 million (8.3%) in 2004 over 2003, as group room nights occupied increased by 3.1% in 2004. The ADR at Atlantis, Paradise Island in 2004 and 2003 was $257 and $251, respectively, and occupancy was 81% and 80% for 2004 and 2003, respectively.

        Gross profit from the Atlantis Casino was $71.4 million in 2004 as compared to $75.3 million in 2003. The $3.9 million (5.2%) decrease in gross profit from gaming resulted primarily from a decrease in table game revenues of 11.4% as compared to 2003, partially offset by a 6.0% reduction in casino expenses. The decrease in table game revenues resulted from a lower table hold percentage (which represents the ratio of table game win to dollar amount of chips purchased) and lower table drop (the dollar amounts of chips purchased). During 2004, there was a 0.5% decrease in the table game drop from $521.7 million to $519.0 million and a decrease in the table hold percentage from a high hold percentage in 2003 of 16.3% to 14.5%, resulting in table game win of $75.2 million in 2004 compared to $84.9 million in 2003. The challenging hurricane season and the fact that the former Sheraton Grand (now Hotel RIU Paradise Island), which is located just next to Atlantis, Paradise Island, was closed for a significant part of the year were among the factors that led to the lower table drop percentages. Slot coin in was $662.0 million in 2004 as compared to $593.8 million in 2003. Slot win in 2004 was $54.1 million, as compared to $53.5 million in 2003. The 11.5% increase in slot coin in was the result of changes to the casino floor that included the majority of the floor being converted to ticket-in-ticket-out machines and the installation of more updated popular games.

        Food and beverage revenue was $127.6 million and $118.4 million in 2004 and 2003, respectively, representing a 7.8% increase. Going into 2004, we slightly increased food and beverage prices, as we had not increased these prices in several years. As a result, food and beverage spend per occupied room night increased from $178 in 2003 to $189 in 2004 due to increases in beverage prices and meal plan rates. Also contributing to the increase in food and beverage revenue was a $4.4 million increase in banquet revenue that corresponded with the increase in group room revenue. Food and beverage gross profit was $44.1 million and $39.2 million in 2004 and 2003, respectively. Contributing to the improved gross profit was a 2.8% decrease in costs resulting from strategic sourcing of purchases and improved efficiencies in warehousing and requisitioning.

        Selling, general and administrative expenses decreased slightly from $84.5 million in 2003 to $84.3 million in 2004. Depreciation and amortization for Atlantis, Paradise Island was $48.2 million in 2004 and $51.0 million in 2003. The $2.8 million decrease is primarily attributable to assets still in service during 2004 that had been fully depreciated as they met their estimated useful lives.

        Harborside at Atlantis, our 50%-owned timeshare joint venture on Paradise Island, recognized $6.7 million in equity earnings (including our share of the insurance recovery discussed below) and $2.8 million in marketing and development fees in 2004. Harborside at Atlantis was closed from August through December of 2002 to repair water damage primarily resulting from Hurricane Michelle in 2001. During the year ended December 31, 2004, we recognized $4.0 million of our share of an insurance recovery realized by Harborside at Atlantis related to the final settlement of the remediation claim, which recovery was recorded net of remediation costs incurred. During the year ended December 31, 2003, we recognized $3.3 million and $1.8 million of equity earnings and marketing fees, respectively. Included within equity earnings for the year ended December 31, 2003 was $0.3 million of net expense related to the remediation, as there were $1.8 million of remediation costs that were offset by the insurance recovery of $1.5 million.

        Hurricane Frances, as well as the effects of the subsequent major hurricanes and tropical storms that impacted the State of Florida in 2004, negatively impacted business in the week preceding Labor Day and in the weeks thereafter. Costs associated with Hurricane Frances were $4.6 million, consisting of $3.4 million clean up and repair costs and complimentary goods and services and a $1.2 million loss on damaged assets.

        2003 vs. 2002.    During 2003, despite the war in Iraq and terrorist threats in the United States, Atlantis, Paradise Island had its then strongest year to date. The property contributed $93.8 million to income, as compared to $77.5 million in 2002. This increase was primarily the result of the strong performance of the Atlantis Casino and was achieved despite a $6.0 million increase in the cost of our "all risk" insurance in 2003. In 2002, we recorded a $6.9 million charge to our equity earnings related to our share of remediation work at Harborside at Atlantis.

        Gross revenues for Atlantis, Paradise Island of $517.6 million in 2003 exceeded 2002 by $10.9 million (2.2%). Of these gross revenues, 32.3% were derived from rooms, 26.6% from gaming, 22.8% from food and beverage and 18.3% from other sources.

        Room revenues in 2003 were $168.0 million as compared to $166.4 million in 2002. Gross profit from rooms of $141.5 million represented an increase over 2002 of $2.0 million (1.5%) due primarily to an increase in RevPAR and a slight reduction in expenses. Atlantis, Paradise Island achieved RevPAR of $201 in 2003, a 1.0% increase over 2002. The ADR at Atlantis, Paradise Island in 2003 and 2002 was $251 and $245, respectively, and occupancy was 80% and 81%, respectively.

        Gross profit from the Atlantis Casino was $75.3 million in 2003 as compared to $66.2 million in 2002. The $9.1 million increase in gross profit from gaming over 2002 resulted from a more favorable table hold percentage and increases in both table game drop and slot coin in. During 2003, there was a 6.4% increase in the table game drop from $490.2 million to $521.7 million and an increase in the table hold percentage from 15.6% to 16.3%, resulting in table game win of $84.9 million in 2003, compared to $76.5 million in 2002. In addition, slot win slightly increased in 2003 to $53.5 million as compared to $53.3 million in 2002.

        Food and beverage gross profit was $39.2 million in 2003, as compared to $40.3 million in 2002. Food and beverage gross profit was down slightly (2.5%), as the $2.04 increase in food and beverage revenue per occupied room did not completely offset the slight decrease in occupancy in 2003.

        Selling, general and administrative expenses were $84.5 million in 2003, as compared to $80.8 million in 2002. Contributing to this increase was a $6.0 million increase in the cost of our "all risk" insurance premiums, along with various increases in other insurance policies, as 2002 included five months of favorable pre-September 11th rates (our policy year runs from June 1 to May 31). Additionally, in 2003 there were increases of $1.8 million in information technology and human resources costs, $1.3 million in our provision for legal settlements and various other costs, none of which was individually significant. Sales and marketing costs decreased in 2003 by $2.1 million, as part of our strategy during 2002 was to expand marketing efforts following September 11th rather than reducing room rates. We also reduced our provision for doubtful receivables by $1.8 million, specifically, the allowance for doubtful accounts related to gaming decreased by $1.2 million, or from

36% to 29%, due to the implementation of a more stringent policy relating to the granting of reductions to casino patrons' past due balances. In 2003, we increased our efforts to collect outstanding aged gaming receivables through more aggressive collection efforts, including the increased use of collection attorneys in jurisdictions where appropriate. In addition, we experienced a $1.7 million reduction related to property taxes. Also in 2002, we incurred $1.2 million of lease termination costs related to the relocation of one of our offices from Fort Lauderdale, Florida to Plantation, Florida. Depreciation and amortization for Atlantis, Paradise Island was $51.0 million in 2003 and $50.7 million in 2002.

        During 2004, we recognized $3.3 million in equity earnings and $1.8 million in marketing fees from Harborside at Atlantis. Harborside at Atlantis was closed from August through December 2002 to repair water damage primarily resulting from Hurricane Michelle in 2001. During 2003 and 2002, our share of remediation costs were $1.8 million and $6.9 million, respectively, which excluded any insurance recovery. During the fourth quarter of 2003, our portion of insurance recovery related to the remediation costs was $1.5 million. During 2002, we recorded equity losses of $5.2 million resulting from the $6.9 million remediation charge, offset by $1.7 million in equity earnings from Harborside at Atlantis' operations. In 2002, we recognized $1.6 million in marketing fees.

  Atlantis, The Palm

        In September 2003, we announced that we had agreed to form a joint venture with Nakheel LLC, an entity owned by the Royal Family of Dubai, to develop Atlantis, The Palm. In June 2004, we announced that we had entered into an agreement with Istithmar, an entity indirectly wholly owned by the Royal Family of Dubai, which assumed all obligations and rights of its affiliate, Nakheel LLC, pursuant to which we formed Kerzner Istithmar Limited, or Kerzner Istithmar, and later increased the scope of Atlantis, The Palm. As a result of this increased scope, we agreed to invest $125.0 million in the form of Class A common stock in Kerzner Istithmar. In addition, each of Istithmar and Kerzner will provide, on a joint and several basis, additional sponsor support of up to $55.0 million with respect to cost overruns and post-completion debt service obligations. Further, Istithmar agreed to provide an additional guarantee for cost overruns in excess of that amount as necessary to achieve completion. In July 2005, Kerzner Istithmar closed a syndicated $700.0 million, twelve-year term loan facility, which will support Kerzner Istithmar's construction of Atlantis, The Palm.

        As part of this transaction, we also entered into a development agreement with Kerzner Istithmar that entitles us to receive $20.0 million and reimbursement of certain expenses over the development period of Atlantis, The Palm. Based on our current budget, the development costs of the project are estimated at $1.2 billion. Kerzner currently has a 50% voting interest in Kerzner Istithmar, and as such, we expect to recognize $10.0 million in development fees over the development period. During the six months ended June 30, 2005, we recognized $0.3 million of development fees and $0.2 million of our share of pre-opening expenses associated with Atlantis, The Palm. In addition, we have entered into a long-term management agreement with Kerzner Istithmar that entitles us to receive a base management fee based on the gross revenues generated by Atlantis, The Palm, and an incentive management fee based on operating income. As of June 30, 2005, Kerzner Istithmar had incurred approximately $80.0 million of development and design related costs for Atlantis, The Palm.

Gaming

  Mohegan Sun

        Six Months Ended June 30, 2005 vs. June 30, 2004.    We recognized $18.6 million of relinquishment and other fees during the six months ended June 30, 2005, as compared to $17.8 million during the six months ended June 30, 2004, from TCA. Mohegan Sun saw a 7.1% increase in gross revenues, which were $715.2 million and $667.6 million during the six months ended June 30, 2005 and 2004, respectively.

        2004 vs. 2003.    We recognized $36.8 million of relinquishment and other fees in 2004, as compared to $35.7 million in 2003, from TCA. Mohegan Sun continued to increase its share of the growing Connecticut slots market, resulting in a 51% slot market share and a 6.0% increase in gross revenues, which were approximately $1.4 billion during calendar year 2004 as compared to approximately $1.3 billion during calendar year 2003.

        2003 vs. 2002.    We recognized $35.7 million of relinquishment and other fees in 2003, as compared to $31.4 million in 2002, from TCA. Mohegan Sun continued to increase its share of the growing Connecticut slots market, resulting in an increase in gross revenues, which were $1.3 billion during calendar year 2003 as compared to $1.2 billion during calendar year 2002. In addition, during 2002, TCA incurred costs of approximately $1.8 million related to the grand opening of the Mohegan Sun "Project Sunburst" expansion, which costs reduced TCA's income and our share of such income during this period.

  United Kingdom

        Six Months Ended June 30, 2005 vs. Six Months Ended June 30, 2004.    In April 2005, the United Kingdom passed gaming reform legislation that was less favorable than we had previously anticipated related to our Scottish Exhibition + Conference Centre, Sportcity and Dome projects. During the six months ended June 30, 2005, we wrote off $10.5 million related to all previously capitalized and deferred costs incurred for the planning and development of the aforementioned projects.

        As of June 30, 2005, we had incurred $1.5 million of construction in progress costs related to the planning and development of the casino facility in Northampton. The total cost of the project (excluding the original purchase price of $2.1 million) is expected to be approximately £10.0 million (approximately $18.0 million).

        During the six months ended June 30, 2005 and 2004, we incurred $13.2 million (including the $10.5 million gaming costs write-off) and $1.0 million, respectively, in expenses related to gaming projects (other than Northampton) in the United Kingdom. These expenses primarily related to overhead expenses and legal and professional fees incurred in connection with the pursuit of development opportunities.

        Although the future of gaming in the United Kingdom is unclear as a result of the passage of legislation in April 2005, we continue to pursue potential opportunities on a selective basis. Costs related to these opportunities, other than Northampton, are expensed as incurred.

        2004 vs. 2003.    During 2004, the Gaming Board of Great Britain granted us a Certificate of Consent, which enabled us to transfer a gaming license held by London Clubs International into our name and proceed with our plans for a casino in Northampton. We are currently in the development phase of the new casino facility and have commenced construction on this project. In December 2004, we submitted plans to the planning counsel and received approval in February 2005. We expect the casino facility to be completed in 2006. As of December 31, 2004, we had incurred $1.1 million of construction in progress costs related to the planning and development of the casino facility in Northampton.

        During the year ended December 31, 2004, we recognized $2.2 million in expenses related to gaming projects (other than Northampton) in the United Kingdom, as compared to $0.3 million in 2003. The expenses primarily related to overhead expenses and legal and professional fees incurred in connection with the pursuit of development opportunities.

  BLB Investors, L.L.C.

        In July 2005, BLB completed its acquisition of Wembley's U.S. operations for approximately $464.0 million. These operations consist of the Lincoln Park racino in Rhode Island and three greyhound racing tracks and one horse racing track in Colorado. The Lincoln Park racino operates 3,002 video lottery terminals ("VLTs") under an agreement with the State of Rhode Island. Revenues from the VLTs make up substantially all of the profitability of the U.S. assets. BLB has committed to the State of Rhode Island to undertake a $125.0 million redevelopment of Lincoln Park for completion within three years, which will allow the increase of the number of VLTs to 4,752. (See "Liquidity and Capital Resources—Investing Activities" for further discussion on BLB's acquisition.) We expect that construction of such redevelopment will commence by the end of 2005.

        For the year ended December 31, 2004, we recorded $3.0 million in equity losses from our investment in BLB, which losses included our $3.0 million share of a loss related to transaction costs incurred in connection with BLB's intended cash tender offer to acquire all of Wembley's outstanding shares and our $1.0 million share of a hedge loss, offset by $1.0 million of our share of dividend income received by BLB from Wembley.

        We recognized equity in earnings (losses) from our investment in BLB of $0.1 million and ($1.0) million during the six months ended June 30, 2005 and 2004, respectively.

  TCNY

        In March 2001, TCNY entered into a development services agreement with the Stockbridge Munsee band of Mohican Indians ("Stockbridge-Munsee Tribe") for the development of a casino (the "Catskills Project") in the Catskills region of the State of New York. The Stockbridge-Munsee Tribe has land claim litigation pending in the U.S. District Court for the Northern District of New York (the "Court") against the State, the counties of Madison and Oneida and several municipalities to recover lands within the state that the Tribe alleges were wrongfully taken from them. In December 2004, the Stockbridge-Munsee Tribe and the State entered into the "Agreement of Settlement and Compromise to Resolve the Stockbridge-Munsee Land Claims in the State of New York" (the "New York Settlement Agreement").

        The New York Settlement Agreement provided that it would automatically terminate on September 1, 2005 in the event key approvals and authorizing legislation were not obtained, subject to extension by the mutual written consent of the parties. As of September 1, 2005, many of the key approvals and authorizing legislation had not been obtained, and the New York Settlement Agreement was not extended by the parties. Two recent court decisions have impacted the effectuation of the settlement and the State's general strategy in dealing with Native American land claims, including the Stockbridge-Munsee Tribe's land claim. The Company can make no representation as to whether the Catskills Project will be completed.

        We recognized $0.9 million, $1.1 million and $1.0 million in equity losses related to our 50% investment in TCNY during the years ended December 31, 2004, 2003 and 2002, respectively. During the six months ended June 30, 2005 and 2004, we recognized equity losses of $0.5 million and $0.4 million, respectively. As it has been the Company's policy to expense certain costs that TCNY capitalized due to the uncertainty of the recoverability of such costs, our investment as of June 30, 2005 was $1.9 million, which consisted almost entirely of land acquired for the potential project. As such, we believe the book value of the land included in our investment is similar to its fair value and, should TCNY not proceed with the Catskills Project, we would not anticipate a significant write-off.

One&Only Resorts

        During 2004, we continued to build the management team and sales and marketing structure for our One&Only Resorts business, which enabled One&Only Resorts to improve upon 2003's results with increases in management fees and equity earnings at our resorts in Mauritius, the Maldives and Dubai. One&Only Ocean Club also recorded increased revenue, RevPAR and ADR during 2004 and the six months ended June 30, 2005.

        In 2005, our focus was to improve the results of One&Only Palmilla and to commence operations at One&Only Reethi Rah, as well as sustaining the 2004 levels of earnings at the other properties. One&Only Palmilla recorded significantly higher results during the six months ended June 30, 2005 as compared to the same period in 2004 and we opened One&Only Reethi Rah on May 1, 2005. We also are in the planning phase of an additional One&Only property in Cape Town, South Africa. We expect to pursue opportunities selectively, particularly assets that allow us to leverage our management team and brand.

        Six Months Ended June 30, 2005 vs. Six Months Ended June 30, 2004.    One&Only Resorts segment contributed a loss of $13.6 million during the six months ended June 30, 2005. Included in the $13.6 million loss was a $25.0 million impairment charge related to subordinated notes receivable from One&Only Reethi Rah. (See "Other Factors Affecting Earnings and Earnings Per Share" for further explanation.) Excluding the $25.0 million impairment charge, One&Only Resorts segment contributed income of $11.4 million during the six months ended June 30, 2005 as compared to $4.4 million during the same period last year. This increase was driven primarily from the strong results of One&Only Palmilla, where its contribution to the One&Only segment improved by $7.6 million as a result of an 89% increase in RevPAR over the same period last year.

        In December 2004, the tsunami caused by an earthquake off the coast of Indonesia in southern Asia resulted in flooding damage at our two properties in the Maldives. One&Only Kanhura sustained approximately $7.7 million in business interruption losses. An insurance claim in respect of these losses is under negotiation. In addition, One&Only Kanuhura suffered property damages, and the related insurance claim was settled for $3.5 million. Reethi Rah submitted a claim to its insurer for $15.5 million in property damages. The claim was denied, but Reethi Rah is contesting such denial.

        One&Only Ocean Club contributed $6.4 million to income during the six months ended June 30, 2005, as compared to $4.7 million during the same period in 2004. Revenues at One&Only Ocean Club were $25.7 million and $21.2 million during the six months ended June 30, 2005 and 2004, respectively. The 37% and 21% increases in contribution to net income and revenues, respectively, are primarily the result of the addition of three new luxury villas in June 2004 and the strong demand for the property. This increase in revenues was offset by a $3.1 million increase in operating expenses, as compared to the six months ended June 30, 2004, which resulted from a $1.0 million increase in depreciation and amortization due to the new villas, along with overall increases in room, food and beverage and selling, general and administrative expenses totaling $2.1 million. Occupancy was 87% and 81% during the six months ended June 30, 2005 and 2004, respectively. ADR and RevPAR were up during the six months ended June 30, 2005 as compared to the same period in 2004, $982 versus $844, respectively, and $851 versus $686, respectively.

        During the six months ended June 30, 2005, One&Only Palmilla's contribution to net income, net of minority interest was $6.6 million as compared to a loss reducing net income of $1.0 million, net of minority interest during the same period in 2004. The increase can be attributed to the fact that One&Only Palmilla opened in February 2004, and the property had the benefit of the full winter season during 2005, combined with positive reactions from the travel market and media due to our advertising and marketing campaigns. Occupancy was 87% and 61% during the six months ended June 30, 2005 and 2004, respectively. ADR and RevPAR were up during the six months ended June 30,

2005 as compared to the same period in 2004, $664 versus $502, respectively, and $580 versus $307, respectively.

        One&Only Reethi Rah commenced operations on May 1, 2005 and is our newest One&Only-managed property. Effective May 1, 2005, we consolidated Reethi Rah, the entity that owns and operates One&Only Reethi Rah, into our consolidated financial statements in accordance with FIN 46R. See "Other Factors Affecting Earnings and Earnings Per Share" for further discussion. The all-villa resort is located on a private island in the Maldives. Unfortunately, due to the effects of the tsunami in December 2004, construction was delayed and the property opened during the low season. Consequently, the results of operations are expected to remain soft until the high season begins in October. One&Only Reethi Rah's contribution to net income (prior to interest expense) was a loss of $2.2 million, net of noncontrolling interest for the period from May 1, 2005 to June 30, 2005.

        In Mauritius, we earned management fees, net of minority interest and equity earnings of $2.8 million and $1.7 million, respectively, during the six months ended June 30, 2005, compared to $2.9 million and $1.5 million, respectively, during the same period in 2004 with respect to our five properties.

        From One&Only Kanuhura, we earned management fees, net of minority interest and equity earnings (losses) of $0.1 million and ($0.4) million, respectively, during the six months ended June 30, 2005 and $0.5 million and $0.4 million, respectively, during the same period last year, respectively. In June 2005, One&Only Kanuhura was closed for an extensive, four-month renovation, which will include the redevelopment of the resort's water villas and enhancements to its existing beach villas, restaurants, public areas and spa. The resort is expected to re-open in mid-October 2005. During the six months ended June 30, 2005, we earned management fees from One&Only Royal Mirage of $2.3 million, compared to $2.1 million during the same period in 2004.

        2004 vs. 2003.    One&Only Resorts segment contributed $4.9 million to income in 2004 compared to $0.3 million in 2003. Contributing to this improvement were stronger results from SRL (a $2.8 million increase in equity earnings and management fees) and One&Only Royal Mirage (a $2.1 million increase in management fees). In addition, net revenues from tour operators increased by $8.6 million from $11.9 million in 2003 to $20.6 million in 2004, primarily due to a more favorable travel market in 2004 as compared to 2003 and exchange rate movements related to the Euro and Sterling.

        One&Only Ocean Club contributed $3.6 million to income in 2004 as compared to $4.7 million in 2003, a 23% decrease primarily from $0.8 million of clean up and repair costs and complimentary goods and services provided due to Hurricane Frances. As a result of Hurricane Frances, the property was closed for eleven days before reopening on a fully-operational basis. Revenues were $37.7 million and $34.2 million in 2004 and 2003, respectively. This 10.2% increase in revenues is partially attributed to the fact that One&Only Ocean Club opened three new luxury villas in June 2004. The increase in revenues was offset by a $3.5 million increase in operating expenses as compared to 2003, which resulted from a $1.4 million increase in depreciation and amortization due to the new villas, along with increased room expense and selling, general and administrative expenses. Occupancy remained flat in 2004, as compared to 2003, at 79%. ADR and RevPAR were up during 2004 compared to 2003, $762 versus $722, respectively, and $600 versus $568, respectively. Eleven days have been excluded from the number of available room nights used in the calculation of occupancy and RevPAR for the year ended December 31, 2004 in connection with the temporary closure of One&Only Ocean Club due to Hurricane Frances.

        In February 2004, One&Only held the grand re-opening of One&Only Palmilla. During 2004, One&Only Palmilla contributed a loss before interest and taxes, net of minority interest of $1.8 million, which includes $1.4 million of our share of re-opening expenses. During 2003, One&Only Palmilla contributed an equity loss of $4.8 million and management, development and accounting fees of

$1.8 million. The equity loss was primarily due to our share of pre-opening expenses of $4.8 million, as the resort was closed for the majority of 2003 during its redevelopment. For the year ended December 31, 2004, occupancy and RevPAR at One&Only Palmilla were 61% and $304, respectively. One&Only Palmilla recently received positive attention, as it won the Condé Nast Traveler magazine's 2004 Readers' Choice Award for the best Latin American resort and was also named to Condé Nast Traveler magazine's 2005 Gold List.

        In Mauritius, we earned management fees, net of minority interest and equity earnings of $6.7 million and $4.3 million, respectively, in 2004, compared to $5.9 million and $2.3 million, respectively, in 2003, with respect to our five properties. From One&Only Kanuhura we earned management fees, net of minority interest and equity earnings (losses) of $0.9 million and $0.4 million, respectively, in 2004 and $0.6 million and ($0.1) million, respectively in 2003. In 2004, we earned management fees from One&Only Royal Mirage of $3.4 million, compared to $1.3 million in 2003, as business at One&Only Royal Mirage recovered following the war in Iraq in 2003. Additionally, we earned $1.3 million and $0.4 million in development fees in 2004 and 2003, respectively, related to the development of One&Only Reethi Rah. In 2004, equity earnings from One&Only Kanuhura were $0.4 million, and we received $1.2 million in management fees.

        2003 vs. 2002.    One&Only Resorts segment contributed $0.3 million to income in 2003 compared to $5.7 million in 2002, due primarily to our $4.8 million share of the equity losses of One&Only Palmilla related to pre-opening expenses, as the resort was closed for the majority of 2003 during its redevelopment. In addition, the marketing brand launch of One&Only to the European market resulted in increased advertising costs over 2002 of $3.0 million.

        One&Only Ocean Club contributed $4.7 million to income in 2003 compared to $4.0 million in 2002, which resulted primarily from a $1.4 million, or 9.9%, increase in gross profit from rooms, offset by a $0.9 million increase in selling, general and administrative expenses. Occupancy and ADR were up during 2003 compared to 2002, 79% versus 68% and $722 versus $695, respectively. Depreciation and amortization for One&Only Ocean Club was $3.7 million in 2003 compared to $4.0 million in 2002.

        In Mauritius, we earned management fees and equity earnings, net of minority interest in 2003, of $5.9 million and $2.3 million, respectively, compared to $5.6 million and $1.7 million, respectively, in 2002, with respect to our five properties. During 2002, One&Only Le Touessrok went through a major renovation for which we earned $1.5 million in development fees. From One&Only Kanuhura we earned management fees, net of minority interest and equity losses, of $0.6 million and $0.1 million, respectively, in 2003, and $0.4 million and $0.7 million in 2002, respectively. In 2003, we earned management fees from One&Only Royal Mirage of $1.3 million, compared to $1.2 million in 2002. Additionally, we earned $0.4 million in development fees in 2003 related to One&Only Reethi Rah and $1.3 million in development fees for the redevelopment of One&Only Palmilla.

Corporate Expense

        Six Months Ended June 30, 2005 vs. Six Months Ended June 30, 2004.    Corporate expenses increased by $2.8 million during the six months ended June 30, 2005 over the same period last year (from $17.3 million to $20.1 million) due primarily to an increase of $2.6 million in expenses related to new business development projects.

        2004 vs. 2003.    Corporate expenses increased by $1.7 million in 2004 over 2003 (from $32.8 million to $34.5 million) due primarily to an increase of $1.8 million in 2004 related to the expensing of restricted shares granted during the year and an increase in payroll and related costs of $1.4 million. These increases were offset by a $2.3 million reduction in costs related to new business development projects, which in 2003 included a $1.5 million charitable contribution to a new hotel school in South Africa.

        2003 vs. 2002.    Corporate expenses increased by $7.6 million in 2003 compared with 2002 (from $25.2 million to $32.8 million) due primarily to an incremental increase of $3.0 million for new business development projects related to all three of our segments, which included a $1.5 million charitable contribution made to a new South African hotel school in 2003, increased payroll and related costs of $1.9 million, increased legal, audit and other professional fees of $1.9 million and an increase of $0.6 million in insurance premiums for directors and officers policies.

Interest Income

        Six Months Ended June 30, 2005 vs. Six Months Ended June 30, 2004.    Interest income during the six months ended June 30, 2005 and 2004 was $4.8 million and $1.4 million, respectively. The $3.4 million increase is primarily the result of interest earned on our higher short-term investment balance at higher interest rates as compared to the six months ended June 30, 2004. The short-term investments were purchased during the latter part of the second quarter of 2004 with proceeds received from the issuance of the 2.375% Notes. Also contributing to the higher average cash balance during the six months ended June 30, 2005 were the proceeds received from the sale of 3.0 million ordinary shares to Istithmar in August 2004.

        2004 vs. 2003.    Interest income in 2004 and 2003 was $4.7 million and $3.4 million, respectively. The $1.3 million increase in 2004 is primarily attributable to $2.9 million of interest income earned on the proceeds received from the issuance of the 2.375% Notes in April 2004 and the issuance of 3.0 million ordinary shares to Istithmar in August 2004 (see "Liquidity and Capital Resources" for further discussion) offset by $1.2 million of interest income earned in 2003 on $15.0 million principal amount of debt securities of London Clubs International that we purchased in 2002 and sold during 2003.

        2003 vs. 2002.    Interest income in 2003 and 2002 was $3.4 million. For both 2003 and 2002, interest income consisted primarily of interest earned from advances to affiliates for development projects, bank interest and interest earned on the $15.0 million face amount of debt securities of London Clubs International that we purchased in 2002 and sold during 2003.

Interest Expense

        Six Months Ended June 30, 2005 vs. Six Months Ended June 30, 2004.    Interest expense was $21.2 million and $17.1 million during the six months ended June 30, 2005 and 2004, respectively. Our share of minority and noncontrolling interests related to One&Only Palmilla's and One&Only Reethi Rah's interest expense was $4.0 million and $2.0 million for the six months ended June 30, 2005 and 2004, respectively. The $4.0 million increase in interest expense is primarily attributable to a $2.1 million decreased benefit to interest expense resulting from higher LIBOR rates on our interest rate swaps related to the 8 7/8% Notes during the six months ended June 30, 2005 as compared to the same period last year, and a $1.8 million increase related to One&Only Palmilla's interest expense due to the fact that as of June 30, 2005, the entity had $110.0 million of debt as compared to $85.6 million as of June 30, 2004. Also contributing to the increase in interest expense was a $1.5 million increase related to a full six months of interest expense incurred on the 2.375% Notes issued in April 2004, $0.8 million of additional amortization of debt issuance costs related to the amended credit facility issued in July 2004 and the Palmilla Notes issued in December 2004 and $0.8 million of interest expense related to One&Only Reethi Rah. These increases were offset by a $2.9 million increase in capitalized interest primarily due to the Phase III expansion.

        At June 30, 2005 and December 31, 2004, our variable rate debt, including the effect of interest rate swaps, and fixed rate debt was 42% and 58% (24% and 76% excluding One&Only Palmilla and One&Only Reethi Rah) and 35% and 65% (24% and 76% excluding One&Only Palmilla), respectively. The average cost of debt, including the effect of interest rate swaps, during the six months ended June 30, 2005 and the year ended December 31, 2004 was 6.7% and 6.4%, respectively.

        2004 vs. 2003.    Interest expense increased by $7.6 million, or 25.8%, due to $6.3 million of interest expense incurred in 2004 related to the consolidation of Palmilla. Our portion of minority interest income related to One&Only Palmilla's interest expense is $3.2 million. Also included in interest expense is $4.4 million related to the 2.375% Notes issued in April 2004, along with a decreased benefit to interest expense attributable to our interest rate swaps on our 8 7/8% Notes of $2.6 million, due to higher LIBOR rates in 2004 and the cancellation in July 2004 of $25.0 million notional amount of our then $175.0 million of interest rate swaps. Capitalized interest increased by $5.4 million to a total of $5.8 million in 2004 primarily related to the Phase III expansion.

        At December 31, 2004 and 2003, our variable rate debt, including the effect of interest rate swaps, and fixed rate debt were 35% and 65% (24% and 76% excluding One&Only Palmilla) and 44% and 56%, respectively. The average cost of debt, including the effect of interest rate swaps, during both 2004 and 2003 was 6.4%.

        2003 vs. 2002.    Interest expense decreased by $9.8 million, or 25.2%, due to our interest-bearing debt decreasing $72.3 million during 2003 compared with 2002 and paying lower LIBOR rates on our interest rate swaps. We reduced our interest-bearing debt in 2003 primarily with excess cash generated from operations. For all of 2002 and through September 2003, we swapped $200.0 million of our 8 7/8% Senior Subordinated Notes for variable debt at LIBOR plus approximately 300 basis points. The LIBOR average was lower during 2003 compared to 2002 resulting in an additional reduction to interest expense.

        In September 2003, we cancelled $25.0 million notional amount of our then $200.0 million of interest rate swaps in order to manage the amount of variable to fixed rate debt. After payment of interest due to us, we received $1.4 million from this cancellation and have been accreting this amount to interest expense over the term of the underlying debt. At December 31, 2003 and 2002, our variable rate debt, including the effect of interest rate swaps, and fixed rate debt were 44% and 56% and 58% and 42%, respectively. The average cost of debt, including the effect of interest rate swaps, during 2003 was 6.4% compared to 7.4% in 2002.

Other Factors Affecting Earnings and Earnings Per Share

  Six Months Ended June 30, 2005 vs. Six Months Ended June 30, 2004.

  Consolidation of Reethi Rah

        As of May 1, 2005, the Company became the primary beneficiary of Reethi Rah under FIN 46R, resulting in the consolidation of Reethi Rah into the consolidated financial statements of the Company as of that date. The allocation of fair value to the assets and liabilities of Reethi Rah in connection with the consolidation on May 1, 2005 is preliminary and subject to finalization. (See "Off-Balance Sheet Arrangements" for further discussion.) Reethi Rah incurred net losses totaling $8.2 million for the period from May 1, 2005 to June 30, 2005, of which, $5.0 million was absorbed by the owners' equity capital (as estimated by us as of May 1, 2005) and is reflected in minority and noncontrolling interests. The balance of $3.2 million is reflected as a reduction to our consolidated net income for the six months ended June 30, 2005. Any additional net losses incurred by Reethi Rah, in the absence of any increase to the owners' equity capital in future periods, will be reflected in the Company's results of operations. If Reethi Rah realizes net income in the future, the Company will be credited to the extent of the losses previously absorbed by the Company on behalf of Reethi Rah.

  Impairment of Notes Receivable

        For the six months ended June 30, 2005, we recorded a $25.0 million impairment of our subordinated notes receivable due from Reethi Rah. We obtained an appraisal of the resort which led us to perform an impairment analysis, the results of which indicated that the carrying amount of our subordinated notes receivable due from Reethi Rah was not fully recoverable.

  Higher Diluted Weighted Average Number of Shares Outstanding

        As of June 30, 2005, the number of diluted weighted average shares outstanding was 37.6 million, representing a 17% increase over the same period last year, primarily from the issuance of 3.0 million ordinary shares to Istithmar, an increase of 0.4 million shares from an equity offering in The Bahamas and the exercise of 0.4 million share options.

  2004 vs. 2003.

  Impairment of Atlantic City Land

        In July 2004, we obtained an appraisal on undeveloped real estate that we own in Atlantic City, which indicated that the carrying amount of this real estate was not fully recoverable. The appraisal was commissioned after we had received an unsolicited offer to acquire some of the undeveloped land for a price substantially less than our book value and certain other information related to third party sales of nearby comparable properties at prices substantially less than what our book value was for the undeveloped property. As a result, during the year ended December 31, 2004, we recognized a $7.3 million impairment loss, as these assets were written down to fair value less estimated costs to sell of $5.4 million. We sold this real estate in the third quarter of 2005 and recorded a $0.6 million gain in connection with the sale.

  Higher Diluted Weighted Average Number of Shares Outstanding

        As of December 31, 2004, the number of fully diluted weighted average shares outstanding was 33.9 million, representing a 15% increase over 2003, reflecting the effect of a 56% increase in the average stock price during the year used to calculate the dilutive effect, along with the issuance of 3.0 million and 0.4 million shares related to the Istithmar share purchase and BDR offering, respectively, and the exercise of 1.9 million of stock options.

  2003 vs. 2002.

  Insurance Recovery and Replacement of Damaged Assets

        During 2003 and 2002, we received $2.8 million and $1.1 million, respectively, of insurance recovery, which represents a business interruption settlement related to Hurricane Michelle's impact on Atlantis, Paradise Island. Also during 2003, we recognized a $2.5 million gain on replacement of damaged assets due to the insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

  Settlement of Territorial and Other Disputes

        During the fourth quarter of 2003, we recognized a final $1.5 million of income related to a net gain on settlement of territorial and other disputes with a major shareholder.

  Kerzner Interactive Limited

        On January 1, 2002, Kerzner Interactive Limited, our Internet gaming subsidiary, commenced operations. In February 2002, we agreed to sell 50% of Kerzner Interactive Limited to Station Casinos, Inc., which paid us at that time a non-refundable deposit of $4.5 million. Subsequently, this agreement was renegotiated and Station Casinos, Inc. received an option through early January 2003 to purchase 50% of the operation in consideration for the $4.5 million previously received. During 2002, several countries made it increasingly difficult for their citizens to gamble on-line. Further, as a licensed operator in the Isle of Man, we were subject to numerous restrictions and controls on how we operated this business, which made it difficult for us to compete against companies operating under less rigorous regulations. As a result, we concluded that this business would not be economically viable in the short to medium term. We therefore discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003, and we and Station Casinos, Inc. mutually agreed to terminate our relationship in this regard. Losses and closure costs in 2003 were more than offset by the recognition of income of the $4.5 million option consideration, which resulted in $1.3 million in income from discontinued operations, net of income tax effect for the year ended December 31, 2003.

Other Matters

Foreign Currencies

        We prepare our financial statements in U.S. dollars. Our most significant non-U.S. operations are in The Bahamas. Due to current governmental policies in The Bahamas that equate one Bahamian dollar to one U.S. dollar and the large portion of our cash and cash equivalents being held in U.S. dollars, we believe that we do not have material market risk exposures in this jurisdiction relative to changes in foreign exchange rates. Due to the stability of the other markets in which we operate and the fact that we do not operate in any highly inflationary economies, we also believe that we do not have material market risk exposures in these jurisdictions relative to changes in foreign exchange rates.

Consolidation of Variable Interest Entities

        In December 2003, the FASB issued FIN 46R. This interpretation of Accounting Research Bulletin 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties which is provided through other interests that will absorb some or all of the expected losses of the entity or (ii) the equity investors lack one or more of the following characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights, (b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation of the risk of absorbing the expected losses. We adopted FIN 46R on January 1, 2004.

        We have determined that Palmilla, in which we have a 50% equity interest, constitutes a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R, as the related operating agreement contains a put option that, if exercised, would obligate the Company to purchase the remaining 50% of the entity, resulting in our being the primary beneficiary of the entity. As such, effective January 1, 2004, we consolidated the results of operations and financial position of Palmilla, with the remaining 50% interest reflected as minority interest and included in minority and noncontrolling interests in the accompanying condensed consolidated statements of operations and consolidated balance sheets.

        Although we do not have an equity ownership interest in Reethi Rah, we have determined that Reethi Rah is a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R. We have agreements with Reethi Rah that provide for construction financing and operating loans, as well as management and development agreements. As of May 1, 2005, when the resort commenced operations, we became the primary beneficiary of Reethi Rah under FIN 46R, resulting in consolidation of Reethi Rah's financial statements in our consolidated financial statements as of that date, with the owners' equity interest reflected as noncontrolling interest and included in minority and noncontrolling interests in our condensed consolidated financial statements.

        On August 23, 2005, we entered into a joint venture agreement with Turnberry Associates for the purpose of developing Residences at Atlantis, a condo-hotel project on Paradise Island. We are currently determining whether the joint venture entity is a variable interest entity pursuant to the provisions of FIN 46R. If the joint venture is deemed to be a variable interest entity and if we are considered to be the primary beneficiary, we would consolidate this entity into our consolidated financial statements as of August 23, 2005.

Liquidity and Capital Resources

        We believe we are well positioned to fund our commitments related to our announced development projects that are now moving forward from the planning phases to construction. In 2005, we commenced construction of the 600-room all-suite hotel component of the Phase III expansion and the development of the Ocean Club Residences & Marina project. In June 2005, we completed the second phase of the Harborside at Atlantis development followed by the substantial completion of the Marina Village at Atlantis in August 2005. We expect to commence construction of the approximately 2,000-room Atlantis, The Palm and the approximately 500-unit condo-hotel on Paradise Island during the second half of 2005. If the project goes forward, construction of the destination resort casino in Morocco is expected to commence in the first half of 2006. We expect to finance these development projects with our current cash on hand, cash flow from operations and borrowings under our amended credit facility. We usually invest our excess cash in U.S. Treasury bills ("T-Bills") and prime-rated money market funds.

        Beginning in 2004, we made significant progress in preparing for our upcoming development and capital needs. We began enhancing our funding capacity in anticipation of our future development plans in April 2004 with the issuance of $230.0 million principal amount of 2.375% Notes due 2024. In July 2004, we amended our revolving credit facility to increase the maximum amount of outstanding borrowings from $253.5 million to $500.0 million and provide for increased total leverage. In July 2004, we also completed an equity offering in The Bahamas of approximately 4.3 million Bahamian Depository Receipts, the equivalent of approximately 0.4 million ordinary shares, that resulted in net proceeds of approximately $19.1 million. In August 2004, we issued 3.0 million ordinary shares to Istithmar at a price of $51.25 per share, resulting in net proceeds of $153.4 million. These transactions, along with operating cash flows, allowed us to accumulate $119.4 million of short-term investments and $243.0 million in cash and cash equivalents as of June 30, 2005. The amended credit facility was undrawn at June 30, 2005, and we have $494.6 million available after giving effect to $5.4 million in letters of credit outstanding. The amended credit facility contains customary affirmative and restrictive covenants that, among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts and ratio tests, (c) restrict the payment of dividends, (d) limit the incurrence of indebtedness and (e) limit asset expenditures and dispositions outside the ordinary course of business. See "Tabular Disclosure of Contractual Obligations" below for more information.

        We are working with JPMorgan Chase Bank, N.A., to amend and restate our amended credit facility. We anticipate that the revised credit facility will consist of a $600.0 million revolving credit facility. In addition, should we obtain the requisite commitments from existing or new lenders, we expect to have the right to increase the aggregate amount of our credit facility by up to $300.0 million. We anticipate that the revised credit facility will include newly negotiated covenants. The terms of and commitments for the revised credit facility have not been finalized and therefore, no assurances can be given at this time that an amendment and restatement of our amended credit facility will occur. This offering is not contingent upon the completion of any revisions to our current amended credit facility.

        We believe our operating cash flows, as a percentage of operating income, were higher than many of our competitors due primarily to the relinquishment (from Mohegan Sun) and management fee nature of a portion of our income (which requires minimal investment), the lack of any corporate income tax in The Bahamas and net operating loss carryforwards that offset our U.S.-sourced federal taxable income. We believe that available cash on hand and short-term investments, combined with funds generated from operations and availability under our amended credit facility will be sufficient to finance our cash requirements over the next twelve months. In the longer term, we may require additional funding, particularly if we identify any significant new opportunities. Accordingly, from time to time, we evaluate our need of capital for major development projects and the various options available to us in the capital markets. With respect to our investment initiatives such as BLB, Morocco and Kerzner Istithmar, along with certain other equity investments, we expect a majority of the financing will be raised at the project level, on a non-recourse or limited recourse basis to Kerzner.

  Operating Activities

        During the six months ended June 30, 2005, we generated $121.9 million of cash flow from operating activities compared to $82.5 million in the same period last year. The cash flow from operating activities during the six months ended June 30, 2005 was primarily due to the contribution to net income from our Atlantis, Paradise Island operations of $89.4 million, which is net of $24.9 million of non-cash depreciation and amortization. In addition, we earned $18.6 million of relinquishment fees from TCA, of which we received $18.2 million in cash receipts during the six months ended June 30, 2005. There are no significant related expenses associated with our relinquishment fees from TCA, other than taxes paid to the State of Connecticut. Other sources of cash flow from operating activities include the contribution to net income of $11.4 million from our One&Only Resorts segment, which is net of $7.9 million of non-cash depreciation and excludes the $25.0 million impairment of subordinated notes receivable. We also received $12.0 million of customer deposits related to Ocean Club Residences & Marina that are included in restricted cash. This amount is recorded in due to affiliates in the unaudited interim consolidated financial statements as of June 30, 2005, as we are holding the funds in escrow on behalf of the joint venture. These cash flows were offset by cash outflows from operations, which included $17.5 million of cash interest payments (excluding $5.5 million of capitalized interest) and approximately $20.1 million of cash payments related to corporate expenses.

  Investing Activities

        During the six months ended June 30, 2005, net cash outflows used in investing activities were $67.8 million compared to $213.8 million during the same period last year.

        During the six months ended June 30, 2005, approximately $105.0 million principal amount of our T-Bills matured, and we purchased approximately $20.0 million principal amount of additional T-Bills. At June 30, 2005, the adjusted carrying value and fair value of these securities was $119.4 million, with maturity dates ranging from September 2005 to January 2006.

        Our business requires capital to fund our joint ventures, to develop new properties and maintain our existing properties, which maintenance consists of items such as information technology upgrades, new slot machines and improvements to the resorts, including renovations, carpeting and banquet and restaurant equipment upgrades. During the six months ended June 30, 2005, we used $65.6 million for capital expenditures, which included $46.7 million of capital expenditures incurred primarily for the development on Paradise Island related to the Phase III expansion, including the Marina Village at Atlantis, $4.7 million of capital additions at One&Only Reethi Rah for May 2005 and June 2005, $0.8 million of other capital additions on Paradise Island and $0.4 million of capital additions related to the development of the casino facility in Northampton. The remaining balance of $13.0 million was primarily used for ongoing maintenance projects on Paradise Island and at One&Only Palmilla. During the six months ended June 30, 2005, capital expenditures were primarily funded through internally- generated funds. We also paid $1.0 million and $22.7 million, net of related costs, in June 2005 and August 2005, respectively, for the acquisition of the Hurricane Hole Marina, which is in close proximity to the Marina Village at Atlantis and includes frontage on the Nassau Harbor. In the future, we anticipate redeveloping the Hurricane Hole marina, developing additional retail/restaurants and possibly adding timeshare units.

        During the second half of 2005, we anticipate our maintenance capital expenditures will be approximately $25.0 million to $30.0 million, primarily for projects on Paradise Island relating to renovations of certain towers of Atlantis, Paradise Island and upgrades to the food and beverage outlets. By 2009, we plan to have renovated, refinished and updated the interior of each tower within the property, including food and beverage outlets. Maintenance capital expenditures in 2006 through 2009 are anticipated to be $55.0 million to $65.0 million per year.

        In connection with the Phase III expansion, we expect our total investment (exclusive of the One&Only Ocean Club luxury villas, Harborside at Atlantis timeshare project, Residences at Atlantis, the Athol Golf Course and Ocean Club Residences & Marina) to be approximately $730.0 million, which consists of capital expenditures and pre-opening expenses. From late 2003 to June 30, 2005, in connection with the Phase III expansion, we spent $105.5 million, and we expect to spend $95.0 million to $105.0 million, $410.0 million to $450.0 million and $70.0 million to $110.0 million in the second half of 2005 and the years ended December 31, 2006 and 2007, respectively. In accordance with our amended Heads of Agreement, we have committed to complete substantially the all-suite hotel and certain other aspects of the Phase III expansion by December 2006. We expect the approximately 500-unit Residences at Atlantis and Ocean Club Residences & Marina to cost approximately $250.0 million and $140.0 million, respectively. These projects will be joint ventures and we expect them to be primarily financed from proceeds received from pre-sales of units and limited-recourse financing secured by the joint ventures.

        Through June 30, 2005, we had funded $47.4 million in connection with BLB's acquisition of a 22.2% ownership interest in Wembley during 2004. In February 2005, Wembley and BLB announced that they had entered into a conditional sale agreement providing for the purchase by BLB of a holding company that owns Wembley's U.S. operations, which include the Lincoln Park racino in Rhode Island and three greyhound tracks and one horse racing track in Colorado, in exchange for BLB's existing stake in Wembley plus additional cash provided in the form of debt financing from a consortium of banks. In July 2005, BLB completed the approximately $464.0 million acquisition of Wembley's U.S. operations. BLB exchanged its 22.2% interest, acquired in 2004 and valued at $116.0 million, in Wembley as partial consideration for the acquisition. The balance of the acquisition price was financed on a non-recourse basis by a consortium of banks that underwrote a $495.0 million senior secured credit facility, which includes a $125.0 million revolving credit facility that will be used primarily to finance a proposed redevelopment of Lincoln Park that is expected to commence by the end of 2005.

        During the six months ended June 30, 2005, we funded $43.1 million, net of repayments, in subordinated completion loans to the development of One&Only Reethi Rah, resulting in an outstanding balance as of June 30, 2005 of $97.5 million, which has been eliminated in consolidation. (See "Other Matters—Consolidation of Variable Interest Entities" for further discussion). The $97.5 million balance does not reflect the $25.0 million impairment charge recorded during the six months ended June 30, 2005 as a result of an appraisal of the resort by a third party valuation firm, which indicated that the carrying amount of our subordinated notes receivable due from Reethi Rah was not fully recoverable. In addition, we loaned $2.3 million to Harborside at Atlantis during the six months ended June 30, 2005 in connection with the second phase of the timeshare project. Further, we advanced amounts to certain affiliates in connection with various projects, including $3.7 million related to Ocean Club Residences & Marina and $1.4 million for One&Only Cape Town during the six months ended June 30, 2005.

        In January 2005, we announced that we and CapitaLand entered into a memorandum of understanding relating to the creation of a joint venture to be owned 60% by us and 40% by CapitaLand for the purpose of submitting a joint concept proposal to the Singapore Government for the potential development of an integrated entertainment resort complex on Sentosa Island in Singapore. In connection with this project, we had advanced $0.7 million as of June 30, 2005, of which 40% was reimbursable to us by CapitaLand.

        As of July 31, 2005, we had funded $57.3 million in Kerzner Istithmar since inception related to the development of Atlantis, The Palm. In August 2005, we transferred the balance remaining on our total $125.0 million equity component of $67.7 million to a restricted cash account in accordance with the provisions of a syndicated $700.0 million twelve-year term loan facility that closed in July 2005. During the six months ended June 30, 2005, we funded $28.9 million to Kerzner Istithmar and capitalized $0.9 million of interest on our capital contributions. During the second half of 2005 and the year ended December 31, 2006, we expect to fund $13.2 million ($7.0 million funded in July 2005) and $61.5 million, respectively, from our restricted cash account related to our remaining total commitment. The development costs of the project are currently estimated at $1.2 billion. Istithmar has agreed to underwrite $250.0 million of the joint venture's limited voting Class B common stock. In addition, each of Istithmar and Kerzner will provide, on a joint and several basis, additional sponsor support of up to $55.0 million with respect to cost overruns and post-completion debt service obligations. Further, Istithmar has agreed to provide an additional guarantee for cost overruns in excess of this amount. Construction of Atlantis, The Palm is expected to commence in the fourth quarter of 2005, with completion scheduled for late 2008. This project is subject to various closing conditions, including obtaining all requisite governmental consents. The joint venture partners are currently considering the development of an approximately 900-unit condominium project. The profits from such venture would be used to redeem a portion of Istithmar's investment in Atlantis, The Palm, resulting in an increase in the Company's stake in Atlantis, The Palm from 25% to a maximum of 50%.

        We have entered into a joint venture agreement and related development and long-term management agreements with two local Moroccan companies. The joint venture agreement requires each party to provide equity based on the initially estimated project cost of $230.0 million. Our component of the equity contribution as stated in the joint venture agreement is $46.0 million. Based on the current preliminary designs for the project, the budget is now anticipated to be approximately $300.0 million, although a more definitive amount will not be available until further detailed design work has been completed. As a result of the budget increase, the need to arrange additional debt and equity financing and the additional design work required for the project, we expect that there will be material amendments of the project agreements, and we do not intend to proceed with the development of this project unless such amendments are obtained. If this project goes forward, construction is now anticipated to commence in the first half of 2006, with an expected completion date during the second half of 2008. No assurances can be given at this time that either the additional debt or equity financing will be obtained or the likely material amendments to project documents will be agreed, both of which will be necessary for this project to move forward to construction. If this project does not proceed, we will be required to write off certain costs that have been incurred (as of June 30, 2005, we had approximately $1.9 million on our balance sheet with respect to this project).

        In connection with the development of a casino facility in Northampton, we have incurred $1.5 million in construction costs as of June 30, 2005 and expect to fund $5.3 million and $11.3 million in the second half of 2005 and the year ended December 31, 2006, respectively.

        In November 2003, we announced that we had entered into an agreement with Victoria & Alfred Waterfront (Pty) Limited, or V&A Waterfront, to develop and manage a new luxury hotel at the highest end of the market in Cape Town, South Africa. We intend to form a joint venture with various parties, the most significant of which will be a local entity with limited financial resources. We intend to own a minority equity interest in this venture, as well as develop and operate the expected 163-room One&Only luxury hotel. The hotel will be named One&Only Cape Town and will be located in the Victoria & Albert Waterfront, which is part of Cape Town's waterfront and harbor. In addition to an equity investment, we expect to provide financing assistance in the form of loans and/or guarantees. We expect the joint venture to enter into a long-term land lease agreement with V&A Waterfront for which we will provide a guarantee, which will permit the development, in conjunction with our local partner, to proceed. The joint venture agreement has not yet been signed. The land has been leased by an affiliate of the Company, but has not yet been assigned to the joint venture. Architectural design work for the new hotel has commenced and construction is expected to start by the middle of 2006 and be completed by early 2008. As of June 30, 2005, we had funded $7.2 million with respect to this project.

In the first quarter of 2005, litigation was commenced against V&A Waterfront, alleging certain zoning violations and that V&A Waterfront had exceeded its authority with regard to the overall waterfront development. This litigation was heard on March 8, 2005 in the High Court of South Africa (Cape Provincial Division). However, if the court rules in favor of V&A Waterfront and that judgment is appealed by the plaintiffs, this litigation could significantly delay this project. If the court finds in favor of the plaintiffs, such a ruling could significantly delay or even terminate this development. If One&Only Cape Town does not proceed, we will be required to recognize a write-off of the amount funded. If this project does not proceed, we will be required to write-off certain costs that have been incurred (as of June 30, 2005, we had approximately $7.2 million on our balance sheet with respect to this project).

        In connection with the operating agreement related to One&Only Palmilla, the owner of the other 50% interest has the right to require us to acquire its 50% interest from the owner for a price of $36.3 million, plus 50% of One&Only Palmilla's working capital, with the price subject to adjustment, as defined in the purchase agreement, during the first year of the option period. The purchase price during the second year of the option period is based on a formula, as specified in the purchase agreement. The option period began on September 12, 2005 and expires on September 12, 2007.

  Financing Activities

        Net cash provided from financing activities was $8.6 million during the six months ended June 30, 2005, as compared to net cash provided by financing activities of $249.7 million in the same period in 2004. Cash received during the year consisted of $9.8 million in proceeds received from the exercise of share options.

        In August 2005, the Company approved a share repurchase program authorizing the Company to purchase up to two million of our ordinary shares. The share repurchases will be made at management's discretion from time to time in the open market through block trades or otherwise. Depending upon market conditions and other factors, share repurchases may be commenced or suspended at any time or from time to time without prior written notice. As of September 12, 2005, 460,100 shares have been repurchased for $26.8 million at an average price of $58.21.

        Repayment of debt of $1.3 million primarily relates to repayments of capital lease obligations.

        As shown in Tabular Disclosure of Contractual Obligations below, as of June 30, 2005, we did not have any significant scheduled debt repayments due until 2007, when the principal of the $110.0 million Palmilla promissory notes (the "Palmilla Notes") matures. The issuers of the Palmilla Notes may exercise three successive one-year extensions, which, if exercised, would extend the repayment of the principal of the Palmilla Notes until 2010. Any repayments under our amended credit facility are not due until July 2009. We anticipate that prior to maturity, interest payments will be provided from cash flows from operations. We believe we are in compliance with the debt covenants of our amended credit facility. If we were to take on additional financing in the future, our ability to meet our existing debt covenants would be a factor in determining whether we would be able to obtain future financing to fund our capital needs. We monitor our debt compliance on an ongoing basis and confirm compliance quarterly. During the six months ended June 30, 2005, our average cost of debt was approximately 6.7%.

  Working Capital

        Working capital, which equals current assets less current liabilities, was $275.5 million at June 30, 2005, reflecting a current ratio, which equals current assets divided by current liabilities, of 2.21:1. Working capital decreased by $31.0 million from December 31, 2004, due to increases in capital creditors and current debt of $13.2 million and $4.8 million, respectively, primarily as a result of the consolidation of Reethi Rah in accordance with the provisions of FIN 46R and a $12.7 million increase in due to affiliates as a result of $12.0 million due to the Ocean Club Residences & Marina joint venture, which represents customer deposits on the condominium project, which are being held in our escrow account on behalf of the joint venture.

  Interest Rate Swap and Cap Agreements

        We attempt to limit our exposure to interest rate risk by managing the mix of fixed and variable rate debt, and by entering into variable interest rate swap agreements to hedge a portion of our fixed rate debt. These interest rate swap agreements are entered into with a group of financial institutions with investment grade credit ratings, thereby minimizing counterparty credit risk.

        In August and December 2001, we entered into fixed-to-variable rate swap agreements with respect to our 8 7/8% Notes due 2011, which were issued in August 2001. As of June 30, 2005, the aggregate notional amount of the swap agreements was $150.0 million and they mature in August 2011, concurrent with our 8 7/8% Notes. Under the terms of the swap agreements, we make payments based on specific spreads over six-month LIBOR and receive payments equal to the interest payments due on the notes. The spreads in excess of six-month LIBOR are 3.02% for $100.0 million, 2.95% for $25.0 million and 2.91% for the remaining $25.0 million. During the six months ended June 30, 2005 and 2004, the weighted average variable rate on the swap agreements was 7.9% and 6.8%, respectively. Giving effect to these swap agreements, as June 30, 2005 and December 31, 2004, our variable rate debt, including the effect of interest rate swaps, and fixed rate debt were 42% and 58% (24% and 76% excluding One&Only Palmilla and One&Only Reethi Rah) and 35% and 65% (24% and 76% excluding One&Only Palmilla), respectively.

        In connection with our interest rate swap agreements, for every 100 basis points that LIBOR increases or decreases, interest expense correspondingly changes by $1.5 million per annum.

        After completion of the Tender Offer and Consent Solicitation, we intend to cancel $150.0 million notional amount of our interest rate swap agreements on our 8 7/8% Notes. We expect to receive a cash settlement at the time of cancellation which represents the fair value of the interest rate swap agreements. As of June 30, 2005, the fair value of our interest rate swap agreements was $7.7 million.

        The Palmilla Notes bear interest at a floating rate of one-month LIBOR plus 3.75%; however, One&Only Palmilla was required to enter into an interest rate cap agreement contemporaneously with its issuance of the Palmilla Notes. The interest rate cap has an effective date of December 17, 2004 and a maturity of January 9, 2007. If the one-month LIBOR rate exceeds 5.0% on a rate reset date during the period from December 17, 2004 to January 9, 2007, the counterparty will pay One&Only Palmilla the amount equal to $110.0 million multiplied by one-month LIBOR minus 5.0% multiplied by the number of days in the period divided by 360.

Other Matters

Critical Accounting Policies

        Our critical accounting policies include those which require our most subjective or complex judgments as a result of the need to make certain estimates and assumptions when there is uncertainty as to their financial effects. Although all of the policies identified in the notes accompanying the condensed consolidated financial statements and our annual report on Form 20-F are important to an understanding of such financial statements, the policies discussed below are considered by management to be central to their understanding because of (i) the higher level of measurement uncertainties involved in their application and (ii) the effect that changes in these estimates and assumptions could have on the consolidated financial statements.

        We base our estimates on, among other things, currently available information, our historical experience and on various assumptions, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that that these assumptions are reasonable under the circumstances, estimates would differ if different assumptions were utilized and these estimates may prove in the future to have been inaccurate. There can be no assurance that actual results will not differ from these estimates.

        Stock Based Compensation.    We have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for our employee stock options as allowed pursuant to FASB Statement No. 123, as amended by FASB Statement No. 148 ("SFAS 123"). Accordingly, no compensation expense related to stock options has been recognized for the six months ended June 30, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002.

        If the compensation cost for our stock option plans had been determined on the basis of the fair value at the grant date for awards under those plans, consistent with SFAS 123, and our existing valuation method for our employee stock options, the Black Scholes option pricing model, we estimate that our net income for the six months ended June 30, 2005 and 2004 would have been reduced by $3.6 million and $5.0 million, respectively, or 7% for both periods. However, SFAS 123 requires the use of option valuation models that require the input of highly subjective assumptions, including expected stock price volatility. The Company anticipates applying this statement for its first quarter beginning January 1, 2006, which would result in compensation expense of approximately $6.5 million (not including tax effects) for 2006, based on option grants outstanding at June 30, 2005. The foregoing amount does not include compensation expense for any stock options that may be granted after June 30, 2005. See "Recent Accounting Pronouncements—Share-Based Payment." The effect of applying the fair value method of accounting for stock options on reported net income for the six months ended June 30, 2005 and 2004 may not be representative of the effects for future years because outstanding options vest over a period of several years and additional awards are generally made each year.

        See "Recent Accounting Pronouncements—Share Based Payment" for further discussion on stock-based compensation.

        Income Taxes.    We are subject to corporate income taxes in certain jurisdictions. Accordingly, the accompanying consolidated statements of operations include a provision for income taxes based on the prevailing tax laws of those jurisdictions.

        We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. We adjust the valuation allowance related to our deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2004, we had deferred tax assets, net of valuation allowance, totaling $11.2 million. In determining our net realizable tax assets, we consider our ability to carry back certain net operating losses, future taxable income and ongoing prudent and feasible tax planning strategies. We have determined that, as of December 31, 2004, a valuation allowance of $148.4 million was necessary to offset our deferred tax assets. This represents a reduction of $40.4 million from our valuation allowance of $188.8 million at December 31, 2003; $3.5 million represents amounts released as income tax benefit and the remaining amount relates primarily to tax effected expiration of net operating loss carryforwards. During the six months ended June 30, 2005, our valuation allowance was reduced by $7.3 million, representing amounts released as income tax benefit during this period. In the event that we were to determine that we would not be able to realize all or part of our deferred tax assets in the future, or that the realization of additional deferred tax assets is more likely than not, an adjustment to the valuation allowance would occur in the period such determination is made.

        From time to time, we may be subject to audits covering a variety of tax matters by taxing authorities in any taxing jurisdiction where we conduct our business. While we believe that the tax returns we file and any tax positions we take are supportable and accurate, some tax authorities may not agree with our positions. This can give rise to tax uncertainties which, upon audit, may not be resolved in our favor. We have established accruals for various tax uncertainties that we believe are probable and reasonably estimable. These accruals are based on certain assumptions, estimates and judgments including estimates of probability and estimates of amounts for settlements, associated interest and penalties. Changes to these assumptions, estimates and judgments could have a material impact on our provision for income taxes. For the year ended December 31, 2004, we reduced our tax accruals by $3.7 million as a result of the expiration of certain statutes of limitation. No reduction was made during the six months ended June 30, 2005.

        Long-Lived Assets.    We review our long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If changes in circumstances indicate that the carrying amount of an asset that we expect to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition are estimated. If the undiscounted value of the future cash flows is less than the carrying value of the asset, the carrying value of the long-lived asset will be reduced by the amount by which the carrying value exceeds fair value. We do not believe that any such changes in circumstances have occurred that would require our long lived assets to be tested for recoverability.

        Allowance for Doubtful Trade Receivables and Amounts Due from Affiliates.    We maintain allowances for doubtful trade receivables arising from casino, hotel and other services and amounts due from affiliates. These allowances are based upon a specific review of outstanding receivables for estimated losses resulting from our inability to collect from customers or affiliates. As of June 30, 2005, our trade receivables, net of a $5.3 million allowance totaled $40.8 million. The allowance includes $3.5 million related to doubtful gaming receivables. Bad debt expense related to gaming receivables was a reversal of $0.3 million and an expense of $0.6 million for the six months ended June 30, 2005 and 2004, respectively. The allowance for doubtful accounts related to gaming was 45% and 29% of total gaming receivables as of June 30, 2005 and December 31, 2004, respectively. The increase in the percentage of the allowance to total gaming receivables is due to the fact there is an increased amount of current gaming receivables and higher play at December 31st due to the holiday season as compared to June 30th. During the six months ended June 30, 2005 and 2004, the Company recognized $1.1 million and $1.3 million, respectively, of bad debt expense associated with certain affiliated receivables.

        In extending credit, we attempt to assess our ability to collect by, among other things, evaluating the customer's financial condition, both initially and on an ongoing basis. In evaluating the adequacy of our allowance for doubtful trade receivables, we primarily analyze trade receivable balances, the percentage by aging category and historical bad debts, among other things.

        If the likelihood of collection on accounts or our ability to collect were to deteriorate, an increase to the allowance might be required. Also, should actual collections of trade receivables be different than our estimates included in the determination of our allowance, the allowance would be increased or decreased through charges or credits to selling, general and administrative expenses in the consolidated statements of operations in the period in which such changes in collection became known. If conditions change in future periods, additional allowances or reversals may be required. Such additional allowances could be significant.

        Loan Impairment.    We apply SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Recognition and Disclosures, an amendment of SFAS No. 114", when determining if a loan is impaired. Under the provisions of these standards, we record a loan impairment when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. For collateralized loans, impairment is measured based on the fair value of the underlying collateral. (See Other Factors Affecting Earnings and Earnings Per Share—Impairment of Notes Receivable, for a discussion of our $25.0 million impairment of notes receivable recorded during the six months ended June 30, 2005.)

        Guarantees.    In connection with Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", we recognize, at the inception of a guarantee, a liability at an estimate of the guarantee's fair value for the obligations we have undertaken in issuing a guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur.

Recent Accounting Pronouncements

        Share-Based Payment.    In December 2004, the FASB issued a revision of SFAS 123 ("SFAS 123(R)") that will require compensation costs related to share-based payment transactions to be recognized in the statement of operations. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123(R) replaces SFAS 123 and is effective for the Company as of the first annual reporting period beginning after June 15, 2005. The Company expects that the adoption of SFAS 123(R) will have a material impact on its condensed consolidated financial statements. The Company anticipates applying SFAS 123(R) for its first quarter beginning January 1, 2006, which would result in compensation expense of approximately $6.5 million (not including tax effects) for 2006, based on option grants outstanding at June 30, 2005. The foregoing amount does not include compensation expense for any stock options that may be granted after June 30, 2005 or in respect of 500,000 restricted shares granted to our chief executive officer in August 2005. See "Major Shareholders and Related Party Transactions." Any such incremental compensation expense could be significant.

        Accounting Changes and Error Correction.    In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"), which requires retrospective application to prior periods' financial statements for changes in accounting principle. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. We do not expect that the adoption of SFAS 154 will have a material impact on our condensed consolidated financial statements.

Off-Balance Sheet Arrangements

At June 30, 2005, our off-balance sheet arrangements and other commitments were as follows:

(a)
Reethi Rah Commitment

At June 30, 2005, Reethi Rah had outstanding indebtedness which included $97.5 million principal amount, of subordinated development and operating loans advanced by Kerzner. The $97.5 million balance does not reflect the $25.0 million impairment charge recorded during the six months ended June 30, 2005 as a result of an appraisal of the resort which indicated that the carrying amount of our subordinated notes receivable due from Reethi Rah was not fully recoverable. These loans were eliminated upon the consolidation of Reethi Rah as of May 1, 2005 in accordance with FIN 46R. In addition, the Company entered into a guarantee agreement with a third-party financial institution (the "Lender") that provides for the Company to guarantee certain amounts due to the Lender, such amounts not to exceed the lesser of (i) $6.0 million or (ii) the amount of principal and interest due but not paid to the Lender pursuant to a loan facility that Reethi Rah entered into in December 2004 for an aggregate amount equal to $50.0 million to be used towards the development of One&Only Reethi Rah ("Reethi Rah Term Loan Facility"). The

  guarantee is effective for four years beginning May 1, 2005, the date at which One&Only Reethi Rah commenced operations.

In addition, the Company entered into a credit arrangement with Reethi Rah which provides for operating loans over a four-year period with each annual loan amount equal to the difference between $6.0 million and Reethi Rah's Net Operating Income, as defined.

(b)
One&Only Kanuhura—Guarantee ($10.7 million)

In connection with the our purchase of a 25% initial equity interest in One&Only Kanuhura, we were required to guarantee certain obligations, totaling $10.7 million to its other shareholders. We are not obligated under these guarantees unless the property's senior bank debt agreement prevents available cash flow from being distributed to the shareholders, nor until One&Only Kanuhura repays certain senior debt owed. As of June 30, 2005, the amount of senior debt owed was $2.3 million, excluding accrued interest. Our obligations under these guarantees expire when the underlying obligations are repaid. Upon having to satisfy these guarantees, we would be deemed to have made a loan to One&Only Kanuhura on the same terms of the underlying note that was satisfied.

(c)
Atlantis, The Palm Commitment ($55.0 million)

In September 2003, we entered into agreements to form a joint venture with Nakheel LLC, an entity owned by the Royal Family of Dubai, to develop Atlantis, The Palm. The first phase of the project will include a resort and an extensive water theme park situated on beachfront property. Atlantis, The Palm will be located on The Palm, Jumeirah, a land reclamation project in Dubai. In June 2004, we announced that we had entered into an agreement with Istithmar which assumed all obligations and rights of its affiliate, Nakheel LLC, pursuant to which the scope of Atlantis, The Palm was increased. In June 2005, the Company and its joint venture partner, Istithmar agreed to a revised construction budget for Atlantis, The Palm, totaling approximately $1.2 billion.

We and Istithmar have each agreed to invest $125.0 million in the form of Class A common stock in the joint venture and Istithmar has agreed to underwrite $250.0 million of the joint venture's limited-voting Class B common stock. As part of the transaction, we have entered into a development services agreement and a long-term management agreement with the joint venture company. In addition, each of Istithmar and Kerzner will provide, on a joint and several basis, additional sponsor support of up to $55.0 million with respect to cost overruns and post-completion debt service obligations.

(d)
Morocco Commitment ($46.0 million)

We have entered into a joint venture agreement and related development and long-term management agreements with two local Moroccan companies. The agreements require each party to provide equity based on the initially estimated project cost of $230.0 million. Our component of the equity contribution as stated in the joint venture agreement is $46.0 million. Based on the current preliminary designs for the project, the budget is now anticipated to be approximately $300.0 million, although a more definitive amount will not be available until further detailed design work has been completed. As a result of the budget increase, the need to arrange additional debt and equity financing and the additional design work required for the project, we expect that there will be material amendments of the project agreements, and we do not intend to proceed with the development of this project unless such amendments are obtained. If this project goes forward, construction is now anticipated to commence in the first half of 2006, with an expected completion date during the second half of 2008. No assurances can be given at this time that either the additional debt or equity financing will be obtained or the likely material amendments to project documents will be agreed, both of which will be necessary in order for this project to move forward to construction.

Tabular Disclosure of Contractual Obligations

        At June 30, 2005, we believe our contractual obligations, other than the guarantees and commitments described above, were as follows (in thousands):

Contractual Cash Obligations	2005	2006	2007	2008	2009	Thereafter	Total
8 7/8% Notes(a)	$17,750	$35,500	$35,500	$35,500	$35,500	$471,000	$630,750
2.375% Convertible Senior Subordinated Notes(b)	2,732	5,463	5,463	5,463	5,463	311,935	336,519
Palmilla Notes(c)	—	—	110,000	—	—	—	110,000
Amended Credit Facility(d)	—	—	—	—	—	—	—
Reethi Rah Term Loan Facility(e)	2,500	5,000	5,000	5,000	5,000	26,000	48,500
Reethi Rah Loan(f)	1,396	1,675	1,533	131	—	—	4,735
Operating leases(g)	1,545	2,707	2,297	1,875	1,953	16,834	27,211
Reethi Rah land lease(h)	303	633	669	704	739	13,240	16,288
Capital leases(i)	816	1,451	1,238	1,013	1,000	—	5,518
Purchase obligations(j)	10,265	—	—	—	—	—	10,265
Atlantis, The Palm(k)	13,200	61,535	—	—	—	—	74,735
Hurricane Hole(k)	22,668						22,668

Total contractual cash obligations	$73,175	$113,964	$161,700	$49,686	$49,655	$839,009	$1,287,189

(a)
In connection with these notes, interest paid to the holders on an annual basis is $35.5 million. However, in connection with our interest rate swap agreements related to the 8 7/8% Notes, the amount paid can vary based on LIBOR during any period. For the six months ended June 30, 2005, our interest rate swap agreements reduced interest expense by $1.6 million.

In September 2005, the Company commenced the Tender Offer and Consent Solicitation relating to the $400.0 million aggregate principal amount outstanding of the Company's 8 7/8% Notes. The Company is offering to purchase the 8 7/8% Notes pursuant to the Tender Offer at $1,082.83 per $1,000 principal amount of the 8 7/8% Notes to each seller in cash. The Total Consideration includes a consent payment of $22.25 per $1,000 principal amount of the 8 7/8% Notes payable only to holders who tender their 8 7/8% Notes and validly deliver their consents (and do not withdraw them) on or prior to 5:00 p.m., New York City time, on September 21, 2005. Holders who tender their 8 7/8% Notes after 5:00 p.m., New York City time, on September 21, 2005 and prior to 12:01 a.m., New York City time, on October 8, 2005 will receive the Total Consideration less the Consent Payment. The Tender Offer will expire at 12:01 a.m., New York City time, on October 8, 2005 unless the Company extends it. The Consent Solicitation is for consent to eliminate substantially all of the restrictive covenants and certain default provisions from the indenture governing the 8 7/8% Notes.

In connection with the Tender Offer and Consent Solicitation, the Company expects to incur consent solicitation and prepayment premiums of $33.1 million, $3.6 million of accrued interest from August 16, 2005 through September 21, 2005 and to write-off approximately $6.0 million of debt issuance costs. Additionally, there was an unamortized premium of $4.5 million as of June 30, 2005 related to the 8 7/8% Notes.

(b)
In connection with these notes, interest paid to the holders on an annual basis is $5.5 million. For the six months ended June 30, 2005, interest expense related to these notes was $2.7 million. The 2.375% Notes are unsecured senior subordinated obligations and mature on April 15, 2024 unless they are converted, redeemed or repurchased before the maturity date. The 2.375% Notes may be converted into cash and ordinary shares at an initial conversion rate of 17.1703 shares per $1,000 principal amount in accordance with the terms of the indenture. This conversion rate is equal to a conversion price of approximately $58.24 per ordinary share. Upon conversion, all of the principal amount of the notes converted must be paid in cash. The closing price of our ordinary shares was $56.95 on June 30, 2005 and $58.54 on September 13, 2005.

The 2.375% Notes are convertible, at the holder's option, prior to the maturity date into cash and ordinary shares in the following circumstances:

•
During any fiscal quarter commencing after the date of original issuance of the notes, if the closing sale price of our ordinary shares over a specified number of trading days during the previous quarter is more than 120% of the conversion price, or $69.89, of the notes;

•
If the notes are called for redemption and the redemption has not yet occurred;

•
During the five trading day period immediately after any five consecutive trading day period in which the trading price of the notes per $1,000 principal amount for each day of such period was less than 95% of the product of the closing sale price of our ordinary shares on such day multiplied by the number of shares of our ordinary shares issuable upon conversion of $1,000 principal amount of the notes; or

•
Upon the occurrence of specified corporate transactions.

(c)
In December 2004, One&Only Palmilla entered into the Palmilla Notes for $110.0 million. Interest on the Palmilla Notes is paid monthly at LIBOR plus 3.75%. In connection with the terms of the Palmilla Notes, One&Only Palmilla entered into the Interest Rate Cap Agreement, which caps LIBOR at 5%. The maximum contractual interest rate on the Palmilla Notes is 8.75%. The indenture governing the promissory notes provides recourse to Kerzner in the event certain representations and warranties are violated.

(d)
As of June 30, 2005, we had $494.6 million available under the amended credit facility, after giving effect to the $5.4 million in letters of credit outstanding. There were no amounts outstanding under the amended credit facility as of June 30, 2005.

(e)
Under the Reethi Rah Term Loan Facility, the Lender agreed to make available to Reethi Rah a term loan facility in an aggregate amount equal to $50.0 million to be used towards the development of the One&Only Reethi Rah. Loans under the Reethi Rah Term Loan Facility bear interest at (a) LIBOR plus 3.25% for the period up to and including May 1, 2005, (b) LIBOR plus 2.00% on the first $6.0 million of loans and LIBOR plus 3.25% on any other outstanding amounts above $6.0 million for the period from May 2, 2005 through May 1, 2009, and (c) LIBOR plus 3.25% from May 2, 2009 thereafter. Interest on outstanding loans is paid semi-annually on March 31 and September 30. Principal payments of $2.5 million are due semi-annually on June 30 and December 31 beginning December 31, 2005 through June 30, 2015. As of June 30, 2005, Reethi Rah had $48.5 million of loans outstanding under the Reethi Rah Term Loan Facility.

(f)
On December 1, 2002 Reethi Rah entered into a loan facility agreement ("Reethi Rah Loan") with a syndicate of banks (the "Lenders") for a principal aggregate amount of up to $5.0 million, comprising a maximum principal amount of $2.5 million from each of the Lenders. Amounts under the Reethi Rah Loan bear interest at 12% per annum. Principal and interest payments are due in monthly installments through January 31, 2008. As of June 30, 2005, Reethi Rah had $4.7 million outstanding under the Reethi Rah Loan.

(g)
As of June 30, 2005, operating leases were primarily office leases, in particular the lease related to the Company's office in Plantation, Florida.

(h)
Reethi Rah has entered into to a long-term land lease through 2030 with the Government of the Maldives for the land on which One&Only Reethi Rah is constructed.

(i)
As of June 30, 2005, capital leases primarily represented $4.5 million of machinery and equipment at One&Only Reethi Rah and $0.5 million and $0.4 million of leased equipment consisting primarily of golf carts and phone equipment at Atlantis, Paradise Island and One&Only Palmilla, respectively.

(j)
As of June 30, 2005, purchase obligations were primarily open purchase orders for hotel related provisions such as food, beverage and nonperishable goods. Purchase orders are primarily short-term in nature and generally do not exceed 90 days.

(k)
For further discussion of the funding requirements for Atlantis, The Palm, Hurricane Hole and Morocco, see "Liquidity and Capital Resources—Investing Activities."

        In addition, the following contingent contractual obligation, the amount of which can not accurately be estimated, is not included in the table above:

  •
  The operating agreement for the One&Only Palmilla joint venture between us and a subsidiary of GS Emerging Market Real Estate Fund, L.P., our joint venture partner, provides for a put right available to such subsidiary commencing in September 2005 and ending in September 2007 (subject to extension under certain conditions). The exercise of this put right could require us to make a cash payment of $36.3 million subject to increase based on certain adjustments to acquire our joint venture partner's 50% interest in Palmilla.

        It is anticipated that the Phase III expansion investment in The Bahamas will exceed $1.0 billion. Exclusive of the One&Only Ocean Club luxury villas, Harborside at Atlantis timeshare projects, Residences at Atlantis, the Athol Golf Course and Ocean Club Residences & Marina, our recently announced ultra-luxury condominium project, we expect our investment to be approximately $730.0 million.

KERZNER INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share data)

	June 30, 2005	December 31, 2004
	(unaudited)	(1)
ASSETS
Current assets:
Cash and cash equivalents	$243,017	$180,341
Restricted cash	16,207	2,768
Short-term investments	119,388	203,940
Trade receivables, net	40,817	41,743
Due from afffiliates	23,668	15,682
Inventories	17,363	13,453
Assets held for sale	5,416	12,289
Prepaid expenses and other assets	37,144	21,685

Total current assets	503,020	491,901
Property and equipment, net	1,507,334	1,347,640
Intangible asset, net	11,922	—
Due from affiliates—non-current	30,399	81,737
Deferred tax asset, net	13,616	11,181
Deferred charges and other assets, net	45,846	40,678
Investments in associated companies	157,035	114,138

Total assets	$2,269,172	$2,087,275

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$5,418	$659
Accounts payable and accrued liabilities	179,712	168,225
Due to affiliates	13,181	500
Capital creditors	29,217	16,032

Total current liabilities	227,528	185,416

Deferred revenue	21,548	20,419
Other long-term liabilities	9,407	7,099
Due to affiliates—non-current	21,115	—
Long-term debt, net of current maturities	805,491	754,129

Total liabilities	1,085,089	967,063

Minority and noncontrolling interest	5,884	3,934
Commitments and contingencies (Note 14)
Shareholders' equity:
Preference shares, $.001 par value, 100,000,000 authorized; zero issued and outstanding	—	—
Ordinary shares, $.001 par value, 250,000,000 authorized; 43,393,200 and 42,971,878 issued and outstanding at June 30, 2005 and December 31, 2004, respectively	43	43
Capital in excess of par	983,345	971,952
Retained earnings	384,994	336,543
Accumulated other comprehensive loss	(12,414)	(13,898)
Deferred compensation	(15,000)	(15,593)

	1,340,968	1,279,047
Treasury shares, 7,072,029 shares at June 30, 2005 and December 31, 2004	(162,769)	(162,769)

Total shareholders' equity	1,178,199	1,116,278

Total liabilities and shareholders' equity	$2,269,172	$2,087,275

The accompanying notes are an integral part of these condensed consolidated financial statements.

(1)
The December 31, 2004 data has been derived from our audited consolidated financial statements.

KERNZER INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per share data)

(Unaudited)

	For the Six Months Ended June 30,
	2005	2004
Revenues:
Casino and resort revenues	$358,786	$327,148
Less: promotional allowances	(13,162)	(12,879)

Net casino and resort revenues	345,624	314,269
Tour operations	26,260	24,072
Management, development and other fees	9,456	9,073
Other	2,680	2,019

	384,020	349,433

Costs and expenses:
Casino and resort expenses	171,134	157,535
Tour operations	22,169	19,902
Selling, general and administrative	64,699	61,954
Corporate expenses	20,847	19,215
Depreciation and amortization	33,176	29,587
Pre-opening expenses	1,748	3,258
UK gaming write-off	10,529	—
Impairment of notes receivable	25,043	—

	349,345	291,451

Income (loss) from operations	34,675	57,982
Relinquishment fees—equity in earnings of TCA	18,366	17,767
Other income (expense):
Interest income	4,789	1,390
Interest expense, net of capitalization	(21,159)	(17,093)
Equity in earnings of associated companies	9,285	7,166
Other, net	12	427

Other expense, net	(7,073)	(8,110)
Income before income taxes and minority and noncontrolling interests	45,968	67,639
Benefit (provision) for income taxes	110	(481)
Minority and noncontrolling interests	2,373	3,802

Net income	$48,451	$70,960

Earnings per share—basic	$1.35	$2.31

Weighted average number of shares outstanding—basic	35,855	30,748
Earnings per share—diluted	$1.29	$2.21

Weighted average number of shares outstanding—diluted	37,583	32,130

The accompanying notes are an integral part of these condensed consolidated financial statements.

KERZNER INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
For the Six Months Ended June 30, 2005
(In thousands)
(Unaudited)

	Ordinary Shares				Accumulated Other Comprehensive Income (Loss)
			Capital in Excess of Par	Retained Earnings		Treasury Shares	Deferred Compensation	Total Shareholders' Equity	Comprehensive Income (Loss) for the Period
	Shares	Amount
Balance at January 1, 2005	42,972	$43	$971,952	$336,543	$(13,898)	$(162,769)	$(15,593)	$1,116,278
Translation reserves	—	—	—	—	(283)	—	—	(283)	(283)
Unrealized gains on available-for-sale securities	—	—	—	—	307	—	—	307	307
Unrealized gains on investments in associated companies	—	—	—		1,460	—	—	1,460	1,460
Exercise of share options	395	—	9,842	—	—	—	—	9,842	—
Issuance of restricted share awards	30	—	1,759	—	—	—	(1,759)	—	—
Cancellation of restricted share awards	(4)	—	(208)	—	—	—	208	—	—
Amortization of deferred compensation expense	—	—	—	—	—	—	2,144	2,144	—
Net income	—	—	—	48,451	—	—	—	48,451	48,451

Balance at June 30, 2005	43,393	$43	$983,345	$384,994	$(12,414)	$(162,769)	$(15,000)	$1,178,199	$49,935

        The accompanying notes are an integral part of these condensed consolidated financial statements.

KERZNER INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

(Unaudited)

	For the Six Months Ended June 30,
	2005	2004
Cash flows from operating activities:
Net income	$48,451	$70,960
Depreciation and amortization	33,176	29,587
Amortization of debt issuance costs, premiums and discounts	2,096	1,340
UK gaming write-off	10,529	—
Impairment of notes receivable	25,043	—
Recognition of deferred compensation expense	2,144	751
(Gain) loss on disposition of property and equipment	(58)	574
Equity in earnings from associated companies, net of dividends received	(8,035)	(7,183)
Minority and noncontrolling interests—Palmilla JV, LLC and Reethi Rah Pvt Ltd	(3,021)	(3,684)
Provision for doubtful accounts	1,217	1,857
Deferred income tax benefit	(7,277)	(5,621)
Net change in working capital accounts	16,170	(6,075)
Net change in other balance sheet accounts:
Deferred charges and other assets	(4,946)	(1,799)
Deferred revenue	1,776	2,207
Other long-term liabilities	2,363	74
Other	2,307	(446)

Net cash provided by operating activities	121,935	82,542

Cash flows from investing activities:
Payments for property and equipment	(65,608)	(54,316)
Redemption (purchase) of short-term investments, net	85,245	(74,804)
Acquisition of equity interest in BLB Investors, L.L.C.	—	(47,359)
Acquisition of equity interest in Kerzner Istithmar Limited	(29,932)	(10,400)
Advances to affiliates, net	(43,869)	(20,937)
Cash resulting from the initial consolidation of variable interest entities	1,519	7,047
Deferred contract acquisition costs	(1,145)	(2,874)
Acquisition of assets from Club Méditerranée (Bahamas) Limited	—	(6,302)
Deposit for real estate acquisition	(1,000)	—
Change in restricted cash	(13,439)	(4,026)
Sale of debt and equity interest in the One&Only Kanuhura	340	—
Dispositions of property and equipment	64	197

Net cash used in investing activities	(67,825)	(213,774)

Cash flows from financing activities:
Proceeds from issuance of convertible debt	—	230,000
Borrowings	—	5,000
Repayment of debt	(1,276)	(6,009)
Proceeds from exercise of share options	9,842	27,394
Debt issuance and modification costs	—	(6,668)

Net cash provided by in financing activities	8,566	249,717

Net increase in cash and cash equivalents	62,676	118,485
Cash and cash equivalents at beginning of period	180,341	60,232

Cash and cash equivalents at end of period	$243,017	$178,717

        Supplemental disclosure of cash flow and non-cash investing and financing activities:

	For the Six Months Ended June 30,
	2005	2004
Interest paid	$17,502	$14,028
Income taxes paid	2,510	3,459
Change in fair value of interest rate swap agreements	952	4,596
Equipment acquired under capital lease obligations	—	687
Assets acquired and liabilities assumed, net, excluding cash, in connection with initial consolidation of Reethi Rah	3,452	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

Note 1—Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements of Kerzner International Limited ("Kerzner" or the "Company") have been prepared in accordance with Rule 10-01 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC") and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. In management's opinion, however, the accompanying condensed consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of June 30, 2005, its results of operations for the six months ended June 30, 2005 and 2004 and cash flows for the six months ended June 30, 2005 and 2004. The results of operations for the six months ended June 30, 2005 and 2004 and cash flows for the six months ended June 30, 2005 and 2004 may not, and should not be construed as necessarily indicative of the results of operations or cash flows which may be reported for the remainder of 2005 or thereafter. This information should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2004 (the "Form 20-F").

        Although the Company does not have any equity ownership interest in Reethi Rah Resort Pvt Ltd ("Reethi Rah"), the entity that owns and operates One&Only Maldives at Reethi Rah Island ("One&Only Maldives at Reethi Rah"), the Company has determined that Reethi Rah is a variable interest entity that is subject to consolidation in accordance with the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 46(R) ("FIN 46R"), "Consolidation of Variable Interest Entities." As of May 1, 2005, when the resort commenced operations, the Company became the primary beneficiary of Reethi Rah under FIN 46R, resulting in the Company consolidating Reethi Rah into its consolidated financial statements as of this date. See Note 3—Consolidation of Reethi Rah for further discussion.

        The significant accounting policies followed for condensed consolidated financial statements are the same as those disclosed in Note 2 of the notes to the consolidated financial statements included in the Company's Form 20-F. New accounting policies which apply to the period ended June 30, 2005 and/or those which are required disclosure for interim financial statements are included in Note 2—Summary of Significant Accounting Policies below.

Note 2—Summary of Significant Accounting Policies

Property and Equipment and Depreciation

        Property and equipment is stated at cost and its components (other than land) are depreciated over the estimated useful lives reported below using the straight-line method. Buildings at One&Only Maldives at Reethi Rah are depreciated over 25 years, which represents the term of the land lease for the island on which the property is located. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

Buildings	25-40 years
Land improvements and utilities	14 years
Furniture, machinery and equipment	3-10 years

        Expenditures for renewals and betterments, which increase the estimated useful life or capacity of the assets, are capitalized; expenditures for repairs and maintenance are expensed when incurred. Gains or losses on dispositions of property and equipment are included in selling, general and administrative expenses in the accompanying condensed consolidated statements of operations. Construction in progress relates to assets not yet placed in service and are not currently being depreciated.

        For redevelopment of existing operating properties, the net book value of the existing property under redevelopment plus the cost for the construction and improvements incurred in connection with the redevelopment are capitalized to the extent the capitalized costs of the property do not exceed the estimated fair value of the redeveloped property when complete. If the total cost of the redeveloped property, including the undepreciated net book value of the property carried forward, exceeds the estimated fair value of redeveloped property, the excess is charged to expense. For the six months ended June 30, 2005, the total amount of undepreciated book value carried forward on redeveloped properties was $3.5 million.

Intangible Asset

        Reethi Rah has entered into to a long-term land lease with the government of the Maldives for the land on which One&Only Maldives at Reethi Rah is constructed. This below market land lease was valued using the business combination principles under Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." In accordance with the consolidation of Reethi Rah under FIN 46R, all of the assets and liabilities of Reethi Rah were consolidated at their respective fair values. Intangible asset represents the estimated fair value of Reethi Rah's land lease, net of amortization. The land lease intangible asset has a carrying amount of $12.0 million and is being amortized over 25 years. As of June 30, 2005, the land lease intangible asset, net of accumulated amortization was $11.9 million. Amortization expense of this intangible asset was $0.1 million for the six months ended June 30, 2005. The Company expects to incur $0.2 million of amortization for the second half of 2005 and $0.5 million of amortization each year from 2006 through 2010.

Loan Impairment

        The Company applies SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Recognition and Disclosures, an amendment of SFAS No. 114," when determining if a loan is impaired. Under the provisions of these standards, the Company records a loan impairment when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. For collateralized loans, impairment is measured based on the fair value of the underlying collateral. See Note 8—Related Party Transactions, for a discussion of the Company's $25.0 million impairment of notes receivable recorded during the six months ended June 30, 2005.

Pre-Opening Expenses

        Pre-opening expenses are charged to expense as incurred. Pre-opening expenses for the six months ended June 30, 2005 include costs incurred relating to the Marina Village at Atlantis and costs incurred relating to Atlantis, The Palm, which are included within equity in earnings of associated companies in the accompanying condensed consolidated statements of operations. Pre-opening expenses for the six months ended June 30, 2004 represent costs incurred prior to the June 2004 opening of the One&Only Ocean Club expansion and include the Company's 50% share of pre-opening expenses related to One&Only Palmilla's grand reopening event in February 2004.

Noncontrolling Interest

        As of May 1, 2005, the Company became the primary beneficiary of Reethi Rah under FIN 46R, resulting in the consolidation of Reethi Rah into the consolidated financial statements of the Company as of that date. Reethi Rah incurred net losses totaling $8.2 million for the period from May 1, 2005 to June 30, 2005. Of this amount, approximately $5.0 million exhausted the owners' equity capital (the fair value of which was estimated by the Company as of May 1, 2005) and is included in minority and noncontrolling interests in the accompanying condensed consolidated statements of operations for the six months ended June 30, 2005. The balance of $3.2 million is reflected as a reduction to the Company's consolidated net income for these periods. Should Reethi Rah incur additional net losses, in the absence of any increase to the owners' equity capital in future periods, such losses will be reflected in the Company's results of operations. If Reethi Rah realizes net income in the future, the Company will be credited through an increase to the Company's consolidated net income only to the extent of the losses previously absorbed by the Company on behalf of Reethi Rah.

Earnings Per Share Data

        The following is a reconciliation of the shares used in the Company's earnings per share computations (shares in thousands):

	For the Six Months Ended June 30,
	2005	2004
Weighted average shares used in basic computations	35,855	30,748
Dilutive stock options and restricted shares outstanding	1,588	1,382
Dilutive effect of convertible notes	140	—

Weighted average shares used in diluted computations	37,583	32,130

        The net income amount used as the numerator in calculating basic and diluted earnings per share is the net income in the accompanying condensed consolidated statements of operations. Options relating to 0.1 million shares were not included in the computation of diluted earnings per share for the six months ended June 30, 2004 because their effect would have been anti-dilutive.

        In accordance with EITF Issue No. 04-08, "The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share" ("EITF 04-08"), the Company includes shares issuable under convertible instruments in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. In April 2004, the Company issued contingent convertible notes. In accordance with EITF 04-08, the impact on the diluted earnings per share related to these notes occurs when the Company's average common stock price exceeds the conversion price of $58.24 even though the market price trigger of 120% of the conversion price, or $69.89, has not been met. For the six months ended June 30, 2005, the Company has reflected the additional common shares in the calculation of diluted earnings per share using the treasury stock method. EITF 04-08 did not impact earnings per share for the six months ended June 30, 2004, as the average stock price for the year did not exceed $58.24.

Stock-Based Compensation

        The Company has elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" as interpreted in FASB Interpretation No. 44, "Accounting for Certain

Transactions Involving Stock Compensation" in accounting for compensation under its stock option plans in lieu of the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123" ("SFAS 123"). Accordingly, no compensation expense has been recorded for those share options granted at option prices equal to the fair market value of the common share at the date of grant.

        The fair value of options granted during the six months ended June 30, 2004 was estimated as of the respective dates of grant using the Black-Scholes option-pricing model with the following assumptions. There were no options granted during the six months ended June 30, 2005.

	For the Six Months Ended June 30,
	2005	2004
Risk-free interest rate	—	3.0%
Expected volatility	—	33.8%
Expected life of options in years	—	4
Expected dividend yield	—	—

        The weighted average fair value of options granted for the six months ended June 30, 2004 was $13.17.

        The following table illustrates the effect on net income and earnings per share if Kerzner had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	For the Six Months Ended June 30,
	2005	2004
Net income	$48,451	$70,960
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	3,616	4,969

Pro forma net income	$44,835	$65,991

Earnings per share:
Basic—as reported	$1.35	$2.31
Basic—pro forma	$1.25	$2.15
Diluted—as reported	$1.29	$2.21
Diluted—pro forma	$1.19	$2.05

        During the six months ended June 30, 2005 and 2004, the Company issued 29,600 and 113,800 restricted shares, respectively, under the 2003 stock option plan to certain employees and officers. There were 500,000 restricted shares granted to our Chief Executive Officer in August 2005. The vesting period is four years on either a graduated or cliff vesting basis provided that the recipient is still with the Company on the vesting date. The aggregate market value of the restricted shares at the date of issuance of $1.8 million and $4.5 million, respectively, has been recorded as deferred compensation, as a separate component of shareholders' equity, and is being amortized over the applicable vesting period. During the six months ended June 30, 2005, the Company cancelled 4,000 restricted shares due to the termination of certain employees.

Reclassifications

        Certain reclassifications have been made to the prior period condensed consolidated financial statements to conform to the current period's presentation.

Recent Accounting Pronouncements

Share-Based Payment

        In December 2004, the FASB issued a revision of SFAS 123 ("SFAS 123(R)") that will require compensation costs related to share-based payment transactions to be recognized in the statement of operations. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123(R) replaces SFAS 123 and is effective for the Company as of its first annual reporting period beginning on or after June 15, 2005.

        The Company anticipates applying SFAS 123(R) for its first quarter beginning January 1, 2006. SFAS 123(R) allows for two transition alternatives for public companies: (a) modified-prospective transition or (b) modified-retrospective transition. The Company intends to apply the modified-prospective transition method. Under this method, companies are required to recognize compensation cost for share-based payments to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied. Measurement and attribution of compensation cost for awards that were granted prior to, but not vested, as of the date SFAS 123(R) is adopted would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS 123 (either for financial statement recognition or pro forma disclosure purposes). Prior periods are not restated. For periods prior to adoption, the financial statements are unchanged (and the pro forma disclosures previously required by SFAS 123 continue to be required under the new standard to the extent those amounts differ from those in the income statement). For periods subsequent to adoption, the impact of this transition method generally is the same as if the modified-retrospective method were applied. Accordingly, pro forma disclosure will not be necessary for periods after the adoption of the new standard.

        The application of SFAS 123(R) beginning January 1, 2006, would result in compensation expense of approximately $3.2 million (not including tax effects) for the six months ended June 30, 2006, based on option grants outstanding at June 30, 2005. The foregoing amount does not include compensation expense for any stock options that may be granted after June 30, 2005 or in respect of restricted shares granted to our Chief Executive Officer in August 2005. Any such incremental compensation expense could be significant.

Accounting Changes and Error Correction

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"), which requires retrospective application to prior periods' financial statements for changes in accounting principle. SFAS 154 is effective for accounting changes made in its fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS 154 will have a material impact on its condensed consolidated financial statements.

Note 3—Consolidation of Variable Interest Entities

        Reethi Rah is the entity that owns and operates One&Only Maldives at Reethi Rah, a luxury resort located on the North Male atoll in the Maldives. The Company has determined that Reethi Rah is a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R. The Company has agreements with Reethi Rah that provide for construction financing and operating loans (see Note 8—Related Party Transactions), as well as management and development agreements that are considered variable interests. Reethi Rah's creditors have no recourse to the Company, except for certain amounts due under a term loan facility agreement with a third-party financial institution. In addition, certain of Reethi Rah's assets collateralize its debt obligations. See Note 11—Long-Term Debt for further discussion.

        As of May 1, 2005, when the resort commenced operations, and the Company finalized a senior subordinated credit agreement with Reethi Rah, the Company became the primary beneficiary of Reethi Rah under FIN 46R, resulting in the Company consolidating Reethi Rah into its consolidated financial statements as of this date. The allocation of fair value to the assets and liabilities of Reethi Rah in connection with the consolidation on May 1, 2005 is preliminary and subject to finalization. As the resort commenced operations on May 1, 2005, there is no pro-forma effect of this consolidation as it relates to the results of operations of Reethi Rah.

Note 4—Cash Equivalents and Restricted Cash

        As of June 30, 2005 and December 31, 2004 the Company held $158.4 million and $117.0 million of money market funds, respectively. Based on the maturity dates of such funds, these amounts are included in cash and cash equivalents in the accompanying condensed consolidated balance sheets. At June 30, 2005 and December 31, 2004, restricted cash included $3.8 million and $2.3 million, respectively, as a result of certain provisions related to Palmilla JV LLC's ("Palmilla") long-term debt. At June 30, 2005, restricted cash also included $12.0 million of customer deposits related to the Ocean Club Residences & Marina condominium project. See Note 8—Related Party Transactions for further discussion.

Note 5—Short-Term Investments

        During the six months ended June 30, 2005, approximately $105.0 million principal amount of the Company's U.S. Treasury bills ("T-Bills") matured and the Company purchased approximately $20.0 million principal amount of additional T-Bills. At June 30, 2005, the adjusted carrying value and fair value of these securities was $119.4 million with maturity dates ranging from September 2005 to January 2006.

        The Company's T-Bills are classified and accounted for as available-for-sale securities and are reported at fair market value with the resulting net unrealized holding gains or losses, net of income taxes, reported as a separate component of comprehensive income (loss). For the six months ended June 30, 2005 and 2004, the Company recorded $0.3 million and $(0.1) million of unrealized holding gains (losses), respectively, in connection with its T-Bills.

Note 6—Prepaid Expenses and Other Current Assets

        Components of prepaid expenses and other current assets were as follows:

	June 30, 2005	December 31, 2004
Prepaid windstorm, construction and other insurance	$20,063	$12,253
Prepaid tour operator-related costs	2,542	1,804
Prepaid rent-current	578	1,422
Prepaid taxes	1,441	823
Other	12,520	5,383

	$37,144	$21,685

        Windstorm, construction and other insurance as of June 30, 2005 included $12.0 million for all risk insurance related to the Company's Paradise Island properties and $3.6 million of prepaid construction insurance in connection with the Company's Phase III expansion on Paradise Island. The new policy year for the windstorm insurance began on June 1, 2005 and expires May 31, 2006. As of June 30, 2005, other prepaid expenses consisted primarily of vendor and supplier prepayments made during the normal course of business and prepayments relating to the commencement of operations at the Marina Village at Atlantis which opened in July 2005.

Note 7—Property and Equipment, net

        Components of property and equipment, net were as follows:

	June 30, 2005	December 31, 2004
Land	$306,525	$289,125
Land improvements and utilities	264,582	239,153
Buildings and leasehold improvements	827,834	764,828
Furniture, machinery and equipment	335,687	284,754
Construction in progress	140,214	106,566

	1,874,842	1,684,426
Less: accumulated depreciation	(367,508)	(336,786)

	$1,507,334	$1,347,640

        Included in property and equipment, net as of June 30, 2005, is $147.3 million related to Reethi Rah, which was consolidated as of May 1, 2005 pursuant to FIN 46R.

        During the six months ended June 30, 2005, the Company wrote-off $10.5 million of previously capitalized costs included in construction in progress as of December 31, 2004. These costs related to the planning and development of all of the Company's proposed gaming projects in the United Kingdom (excluding costs associated with the Company's casino project in Northampton) and were expensed due to the passage of gaming reform legislation in April 2005 that was less favorable than the Company had previously anticipated. During the six months ended June 30, 2005, the Company completed the sale of $2.4 million of real estate at the Ocean Club Estates. The sale of this real estate, which was classified as an asset held for sale of December 31, 2004, resulted in a loss of $0.1 million.

        Depreciation expense was $33.1 million and $29.6 million for the six months ended June 30, 2005 and 2004, respectively. The amount of capitalized interest for the six months ended June 30, 2005 and 2004 was $5.5 million and $2.6 million, respectively.

Note 8—Related Party Transactions

        In the normal course of business, the Company undertakes transactions with a number of unconsolidated affiliated companies. Certain of the Company's subsidiaries provide construction funding, project consulting, operating advances and management and development services to such affiliates. Components of amounts due from affiliates were as follows:

	June 30, 2005	December 31, 2004
Reethi Rah	$—	$56,543
Harborside at Atlantis	20,755	18,414
Mauritius Resorts	10,278	6,707
Cape Town	7,153	5,790
One&Only Kanuhura	4,082	4,022
Atlantis, The Palm	3,647	2,520
South Africa	1,479	1,743
Royal Mirage	2,038	1,378
Ocean Club Residences & Marina	3,733	—
Other	902	302

	54,067	97,419
Less: Amounts due within one year	(23,668)	(15,682)

	$30,399	$81,737

        On December 4, 2002, the Company entered into a credit arrangement with Reethi Rah and various other financial institutions for the purpose of providing subordinated financing for the building and developing of One&Only Maldives at Reethi Rah. In connection with this financing arrangement, the Company had entered into a series of completion loans in the principal amount of $97.5 million as of June 30, 2005. During the quarter ended June 30, 2005, the Company obtained an appraisal of the resort which led us to perform an impairment analysis, the results of which indicated that the carrying amount of the Company's subordinated notes receivable due from Reethi Rah was not fully recoverable. As a result, the Company recorded a $25.0 million impairment of its subordinated notes receivable for the six months ended June 30, 2005.

        In May 2005, the Company entered into a senior subordinated credit agreement with Reethi Rah (the "Reethi Rah Credit Agreement"), which superseded any and all credit arrangements among Reethi Rah, the Company and Sun Resorts Limited ("SRL"), an equity method investee, and provides for the Company and SRL to provide up to $130.0 million in construction financing to Reethi Rah. In addition, the Reethi Rah Credit Agreement provides for operating loans over a four-year period with each annual loan amount equal to the difference between $6.0 million and Reethi Rah's Net Operating Income, as defined. Pursuant to the Reethi Rah Credit Agreement, during the six months ended June 30, 2005, the Company loaned to Reethi Rah $43.1 million, net of repayments, for construction and operating loans. As of June 30, 2005, the Company had outstanding completion and operating loans with a principal amount of $72.5 million, net of an allowance of $25.0 million. No asset relating to these loans is presented in the accompanying condensed consolidated balance sheet since the Company consolidated Reethi Rah.

        As of June 30, 2005, amounts due from affiliates included $3.7 million of costs due from the joint venture related to the development of the Ocean Club Residences & Marina.

        Other amounts due from affiliates as of June 30, 2005 includes $0.7 million due from CapitaLand Commercial and Intergrated Development ("CapitaLand"). On January 10, 2005, the Company entered into a memorandum of understanding relating to the creation of a joint venture to be owned 60% by the Company and 40% by CapitaLand for the purpose of submitting a joint concept proposal to the Singapore government for the development of an integrated entertainment resort complex on Sentosa Island in Singapore. The Company's Phase III expansion on Paradise Island includes the development of a condo-hotel (the "Residences at Atlantis") through a joint venture with Turnberry Associates. Included in other amounts due from affiliates as of June 30, 2005 is $0.2 million due from the joint venture developing the Residences at Atlantis.

        As of June 30, 2005, amounts due to affiliates, current includes $12.0 million due to the Ocean Club Residences & Marina joint venture. This amount primarily represents customer deposits related to the condominium project which are being held in escrow by the Company on behalf of the joint venture. Amounts due to affiliates, non-current of $21.1 million as of June 30, 2005 consists of principal and interest amounts due to SRL from Reethi Rah, a consolidated variable interest entity. Principal and interest amounts due to SRL under the Reethi Rah Credit Agreement are due in monthly installments beginning July 1, 2005 through December 31, 2015. Amounts under the Reethi Rah Credit Agreement bear interest at the British Bankers' Association Interest Settlement Rate for the LIBOR Rate Period, as defined, plus 500 basis points.

Trading Cove New York

        Through Kerzner New York, Inc. a wholly owned subsidiary, the Company owns 50% of Trading Cove New York ("TCNY"). In March 2001, TCNY entered into a development services agreement (the "TCNY Development Agreement") with the Stockbridge-Munsee band of Mohican Indians ("Stockbridge-Munsee Tribe") for the development of a casino (the "Catskills Project") in the Catskills region of the State of New York (the "State"). The Stockbridge-Munsee Tribe has land claim litigation pending in the U.S. District Court for the Northern District of New York (the "Court") against the State, the counties of Madison and Oneida and several municipalities to recover lands within the state that it alleges were wrongfully taken from the tribe. In December 2004, the Stockbridge-Munsee Tribe and the State entered into the "Agreement of Settlement and Compromise to Resolve the Stockbridge-Munsee Land Claims in the State of New York" (the "New York Settlement Agreement").

        The New York Settlement Agreement provided that it would automatically terminate on September 1, 2005 in the event key approvals and authorizing legislation were not obtained, subject to extension by the mutual written consent of the parties. As of September 1, 2005, many of the key approvals and authorizing legislation had not been obtained, and the New York Settlement Agreement was not extended by the parties. Two recent court decisions have impacted the effectuation of the settlement and the State's general strategy in dealing with Native American land claims, including the Stockbridge-Munsee Tribe's land claim. The Company can make no representation as to whether the Catskills Project will be completed.

        As it has been the Company's policy to expense certain costs that TCNY capitalized due to the uncertainty of the recoverability of such costs, the Company's investment as of June 30, 2005 was $1.9 million, which consisted almost entirely of land acquired for the potential project. As such, the Company believes the book value of the land included in its investment is similar to its fair value and should TCNY not proceed with the Catskills Project, the Company would not anticipate a significant write-off.

Note 9—Deferred Charges and Other Assets, net

        Deferred charges and other assets, net include debt issuance costs, net of amortization, which relate to costs incurred in connection with the issuance of the Company's $400.0 million principal amount of its 8 7/8% senior subordinated notes, $230.0 million principal amount of its 2.375% convertible senior subordinated notes, its amended credit facility and Palmilla's $110.0 million notes. The amortization of debt issuance costs included in interest expense was $2.4 million and $1.6 million for the six months ended June 30, 2005 and 2004, respectively.

        The Company's interest rate swap asset, net is $5.9 million and $6.8 million as of June 2005 and December 31, 2004.

        Deferred charges and other assets, net as of June 30, 2005 includes a $1.0 million deposit made by the Company towards the purchase of the Hurricane Hole Marina property and related real estate on Paradise Island. The Company completed the purchase of this real estate in August 2005 for approximately $22.7 million, net of related costs.

Note 10—Investments in Associated Companies

	June 30, 2005	December 31, 2004	Ownership Interest
BLB Investors, L.L.C.	$39,790	$38,273	37.50%
Sun Resorts Limited (Mauritius Resorts)	25,942	26,323	20.40%
Kerzner Istithmar Limited	50,923	21,440	50.00%
Trading Cove Associates	15,030	14,908	50.00%
Harborside at Atlantis	17,620	9,044	50.00%
Ocean Club Residences & Marina	4,040	—	50.00%
One&Only Kanuhura	1,783	2,303	18.75%
Trading Cove New York	1,869	1,809	50.00%
Other	38	38	50.00%

	$157,035	$114,138

BLB Investors, L.L.C.

        On March 10, 2004, Kerzner announced that it entered into a joint venture, BLB Investors, L.L.C. ("BLB"), with an affiliate of Starwood Capital Group, L.L.C. ("Starwood Capital") and an affiliate of Waterford Group, L.L.C. ("Waterford') for the purpose of acquiring an interest in Wembley plc ("Wembley"), which owned gaming and track operations in the United States and owns race tracks in the United Kingdom. BLB is owned 37.5% by each of us and Starwood Capital, with Waterford owning the balance of 25%. The Company accounts for its investment in BLB pursuant to the equity method of accounting. During the six months ended June 30, 2005, the Company recorded a $1.5 million increase, related to an unrealized gain, to its investment in BLB and a corresponding increase to shareholders' equity. This unrealized gain reflects the change in fair value of the Company's share of Wembley's stock held by BLB and is classified as other comprehensive income in the accompanying condensed consolidated statements of shareholders' equity and comprehensive income.

        In July 2005, BLB acquired the U.S. operations of Wembley in Rhode Island and Colorado for approximately $464.0 million. The acquired operations include Lincoln Park in Rhode Island, which includes a greyhound racetrack with video lottery terminals. In connection with this transaction, Wembley repurchased BLB's 22.2% shareholding in Wembley for approximately $116.0 million. The balance of the purchase price was financed on a non-recourse basis by a consortium of banks that underwrote a $495.0 million senior secured credit facility, which includes a $125.0 million revolving credit facility that will be used primarily to finance the proposed redevelopment of Lincoln Park.

Kerzner Istithmar Limited

        The Company has agreed to invest $125.0 million in the form of Class A common stock in Kerzner Istithmar Limited ("Kerzner Istithmar"), the entity which is developing Atlantis, The Palm, Dubai. As of June 30, 2005, the Company had invested $51.6 million in Kerzner Istithmar. As these funds were utilized by Kerzner Istithmar during the construction of Atlantis, The Palm, $1.0 million of related capitalized interest is included in the investment as of June 30, 2005.

        The Company has entered into a development agreement with Kerzner Istithmar that entitles the Company to receive $20.0 million and reimbursement of certain expenses over the development period of Atlantis, The Palm. The Company currently has a 50% ownership interest in Kerzner Istithmar, and as such, expects to recognize $10.0 million in development fees over the development period. For the six months ended June 30, 2005, the Company recognized $0.3 million of development fees related to Atlantis, The Palm. This amount is included within management, development and other fees in the accompanying condensed consolidated statement of operations. The Company's investment has been reduced by $0.7 million, representing the portion of the development fee cumulatively recognized pertaining to our 50% ownership interest in Kerzner Istithmar.

Ocean Club Residences & Marina

        In December 2004, the Company announced the development of the Ocean Club Residences & Marina, an ultra-luxury condominium project at the Ocean Club Estates, a residential development adjacent to the Ocean Club Golf Course. The Company participates in a joint venture with a Bahamian partner for this project. The Company commenced pre-sales of the Ocean Club Residences & Marina in 2005 and commenced development in the second quarter of 2005. The Company's investment in the

Ocean Club Residences & Marina as of June 30, 2005 includes the Company's carryover basis of land and certain direct costs related to the construction and development of the project, both of which were contributed by the Company to the joint venture entity in exchange for its 50% equity ownership interest.

Trading Cove Associates

        The following represents summarized information of Trading Cove Associates ("TCA"), an equity method investment in which the Company maintains a 50% ownership interest, for the six months ended June 30, 2005 and 2004.

	For the Six Months Ended June 30,
	2005	2004
Revenues	$34,871	$33,359
Total expenses	(646)	(194)
Interest and dividend income	7	3

Net income	$34,232	$33,168

        Relinquishment fees-equity in earnings of TCA amounted to $18.4 million and $17.8 million for the six months ended June 30, 2005 and 2004, respectively. Such amounts do not equal 50% of the reported net income of TCA, primarily as a result of a priority distribution.

Note 11—Long-Term Debt

        Long-term debt consisted of the following:

	June 30, 2005	December 31, 2004
Fifth Amended Credit Facility	$—	$—
$400 million 8 7/8% Senior Subordinated Notes due 2011(a)	412,156	413,427
$230 million 2.375% Convertible Senior Subordinated Notes due 2024	230,000	230,000
Palmilla Notes	110,000	110,000
Reethi Rah Term Loan Facility(b)	48,500	—
Reethi Rah Loan(c)	4,735	—
Other(d)	5,518	1,361

	810,909	754,788
Less: amounts due within one year	(5,418)	(659)

	$805,491	$754,129

(a) Tender Offer and Consent Solicitation of 8 7/8% Senior Subordinated Notes

        In September 2005, the Company commenced an offer (the "Tender Offer") and consent solicitation (the "Consent Solicitation" and, together with the Tender Offer, the "Offer and Solicitation") relating to the $400.0 million aggregate principal amount outstanding of the Company's 8 7/8% senior subordinated notes due 2011 (the "8 7/8% Senior Subordinated Notes"). The Company is

offering to purchase the 8 7/8% Senior Subordinated Notes pursuant to the Tender Offer at $1,082.83 per $1,000 principal amount of the 8 7/8% Senior Subordinated Notes to each seller in cash (the "Total Consideration"). The Total Consideration includes a consent payment of $22.25 per $1,000 principal amount of the 8 7/8% Senior Subordinated Notes (the "Consent Payment") payable only to holders who tender their 8 7/8% Senior Subordinated Notes and validly deliver their consents (and do not withdraw them) on or prior to September 21, 2005. Holders who tender their 8 7/8% Senior Subordinated Notes after September 21, 2005 and on or prior to October 8, 2005 will receive the Total Consideration less the Consent Payment. The Tender Offer will expire on October 8, 2005 unless the Company extends it. The Consent Solicitation is for consent to eliminate substantially all of the restrictive covenants and certain default provisions from the indenture governing the 8 7/8% Senior Subordinated Notes.

        In connection with this refinancing, the Company expects to incur consent solicitation and prepayment penalties of $33.1 million, $3.6 million of accrued interest from August 16, 2005 through September 21, 2005 and to write-off approximately $6.0 million of debt issuance costs. Additionally, there was an unamortized premium of $4.5 million and interest rate swap agreements with a fair value of $7.7 million as of June 30, 2005 related to the 8 7/8% Senior Subordinated Notes.

(b) Reethi Rah Term Loan Facility

        On December 29, 2004, Reethi Rah entered into a facility agreement ("Reethi Rah Term Loan Facility") with a third-party financial institution (the "Lender"). Under the Reethi Rah Term Loan Facility, the Lender agreed to make available to Reethi Rah a term loan facility in an aggregate amount equal to $50.0 million to be used towards the development of One&Only Maldives at Reethi Rah. Loans under Reethi Rah Term Loan Facility bear interest at (a) the London Interbank Offered Rate ("LIBOR") plus 3.25% for the period up to and including May 1, 2005, (b) LIBOR plus 2.00% on the first $6.0 million of loans and LIBOR plus 3.25% on any other outstanding amounts above $6.0 million for the period from May 2, 2005 through May 1, 2009, and (c) LIBOR plus 3.25% from May 2, 2009 thereafter. Interest on outstanding loans is paid semi-annually on March 31 and September 30. The average interest rate for the two months ended June 30, 2005 was 6.58%. Principal payments of $2.5 million are due semi-annually on June 30 and December 31 beginning December 31, 2005 through June 30, 2015. As of June 30, 2005, Reethi Rah had $48.5 million of loans outstanding under the Reethi Rah Term Loan Facility.

        The Reethi Rah Term Loan Facility contains affirmative and restrictive covenants which, among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts, (c) limit the incurrence of indebtedness and (d) limit asset expenditures and dispositions outside the ordinary course of business. As of June 30, 2005 management believes that Reethi Rah was in compliance with all such covenants. In addition, the Reethi Rah Term Loan Facility is secured by substantially all assets of Reethi Rah, including property and equipment and certain other assets, which have been pledged as collateral.

        The Reethi Rah Term Loan Facility is guaranteed, in part, by the Company. The Company entered into a guarantee agreement with the Lender which provides for the Company to guarantee certain amounts due to the Lender, such amounts not to exceed the lesser of (i) $6.0 million or (ii) the amount of principal and interest due but not paid to the Lender pursuant to the Reethi Rah Term Loan Facility. The guarantee is effective for four years beginning May 1, 2005, the date at which

One&Only Maldives at Reethi Rah commenced operations. See Note 8—Related Party Transactions, for discussion of operating loans funded to Reethi Rah.

(c) Reethi Rah Loan

        On December 1, 2002 Reethi Rah entered into a loan facility agreement ("Reethi Rah Loan") with a syndicate of banks (the "Reethi Rah Lenders") for a principal aggregate amount of up to $5.0 million, comprising a maximum principal amount of $2.5 million from each of the Reethi Rah Lenders. Amounts under the Reethi Rah Loan bear interest at 12% per annum. Principal and interest payments are due in monthly installments through January 31, 2008. As of June 30, 2005, Reethi Rah had $4.7 million outstanding under the Reethi Rah Loan. The Reethi Rah Loan is secured by a first priority mortgage of the underlying Reethi Rah property.

(d) Other

        Other long-term debt consists of capital leases for machinery and equipment. As of June 30, 2005, this amount includes Reethi Rah's obligation under $4.5 million of capital leases for property and equipment at One&Only Maldives at Reethi Rah.

Note 12—Shareholders' Equity

        In August 2005, the Company announced that its Board of Directors approved a share repurchase program authorizing the Company to purchase up to two million of the Company's ordinary shares. The share repurchases will be made at management's discretion from time to time in the open market through block trades or otherwise. Depending upon market conditions and other factors, share repurchases may be commenced or suspended at any time. As of September 12, 2005, the Company has repurchased 0.5 million of its ordinary shares for $26.8 million.

        In August 2005, the Company entered into a restricted stock agreement with its Chief Executive Officer. This long-term arrangement does not provide for vesting of any of the granted shares until 2009 at the earliest and postpones the vesting of the final tranche of granted shares until not earlier than 2011, except in limited circumstances that relate to a termination of Mr. Kerzner's employment or the occurrence of a change of control of the Company. Pursuant to the agreement, 500,000 ordinary shares were granted under the Company's 2003 stock incentive plan. These restricted shares are divided into five tranches, each of 100,000 restricted shares that vest, subject to conditions in the agreement, upon the price of the Company's ordinary shares reaching target prices ranging from $75 to $95. The Chief Executive Officer's rights with respect to such ordinary shares may become fully vested and non-forfeitable subject to the terms and conditions of the agreement.

Note 13—Income Taxes

        Realization of future tax benefits related to deferred tax assets is dependent on many factors, including the Company's ability to generate future taxable income. The valuation allowance is adjusted in the period the Company determines it is more likely than not that deferred tax assets will or will not be realized. The Company considered these factors in reaching the conclusion to reduce the valuation allowance by $7.3 million and $5.6 million during the six months ended June 30, 2005, and 2004, respectively, which resulted in a reduction to the provision for income taxes.

Note 14—Commitments and Contingencies

Kanuhura Guarantee

        In connection with the Company's purchase of a 25% initial equity interest in One&Only Kanuhura ("Kanuhura"), the Company was required to guarantee certain obligations, totaling $10.7 million to its other shareholders. The Company is not obligated under these guarantees unless the property's senior bank debt agreement prevents available cash flow from being distributed to the shareholders, nor until Kanuhura repays certain senior debt owed. As of June 30, 2005, the amount of senior debt owed was $2.3 million, excluding accrued interest. The Company's obligations under these guarantees expire when the underlying obligations are repaid. Upon having to satisfy these guarantees, the Company would be deemed to have made a loan to Kanuhura on the same terms of the underlying note that was satisfied. As these guarantees were issued in July 2001 and the Company did not modify these guarantees after December 31, 2002, no amount has been recorded for the fair value of these guarantees.

Commitment with Reethi Rah

        At June 30, 2005, Reethi Rah had outstanding indebtedness which included $72.5 million principal amount, net of an allowance of $25.0 million resulting from the impairment of our subordinated notes receivable, of subordinated development and operating loans advanced by Kerzner. These loans have been eliminated upon the consolidation of Reethi Rah as of May 1, 2005 in accordance with FIN 46R. In addition, the Company entered into a guarantee agreement with the Lender as discussed in Note 11—Long-Term Debt.

Lease Obligations

        At June 30, 2005, the Company's minimum lease obligation under various non-cancelable operating leases for the second half of 2005 is $1.5 million. Reethi Rah has entered into to a long-term land lease with the government of the Maldives for the land on which One&Only Maldives at Reethi Rah is constructed. In accordance with the terms of the lease, Reethi Rah's future lease obligation for the second half of 2005 is $0.3 million.

        Future minimum lease obligations under all of the Company's various non-cancelable operating leases with terms in excess of one year at June 30, 2005 (excluding the period from July 1, 2005 to December 31, 2005) are as follows:

Year Ending December 31,
2006	$3,341
2007	2,965
2008	2,578
2009	2,693
2010	2,771
Thereafter	27,302

$41,650

Atlantis, The Palm Commitment

        In September 2003, the Company entered into agreements to form a joint venture with Nakheel LLC ("Nakheel"), an entity owned by the Royal Family of Dubai, to develop Atlantis, The Palm. The first phase of the project will include a resort and an extensive water theme park situated on beachfront property. Atlantis, The Palm will be located on The Palm, Jumeirah, a land reclamation project in Dubai. On June 23, 2004, the Company announced that it had entered into an agreement with Istithmar which assumed all obligations and rights of its affiliate, Nakheel, pursuant to which the scope of Atlantis, The Palm was increased. In June 2005, the Company and its joint venture partner, Istithmar PJSC ("Istithmar") agreed to a revised construction budget for Atlantis, The Palm, totaling approximately $1.2 billion.

        The Company and Istithmar have each agreed to invest $125.0 million in the form of Class A common stock in the joint venture and Istithmar has agreed to underwrite $250.0 million of the joint venture's limited voting Class B common stock. As part of the transaction, Kerzner has entered into a development services agreement and a long-term management agreement with the joint venture company. In addition, each of Istithmar and Kerzner will provide, on a joint and several basis, additional sponsor support of up to $55.0 million with respect to cost overruns and post-completion debt service obligations.

Morocco

        The Company has entered into a joint venture agreement with two local Moroccan companies and related development and long-term management agreements. The agreements require each party to provide equity based on the initially estimated project cost of $230.0 million. The Company's component of the equity contribution as stated in the joint venture agreement is $46.0 million. Based on the current preliminary designs for the project, the budget is now anticipated to be approximately $300.0 million, although a more definitive amount will not be available until further detailed design work has been completed.

        As a result of the budget increase, the need to arrange additional debt and equity financing and the additional design work required for the project, the Company expects that there will be material amendments of the project agreements, and management does not intend to proceed with the development of this project unless such amendments are obtained. Construction is anticipated to commence in the first half of 2006, with an expected completion date during the second half of 2008. No assurances can be given at this time that either the additional debt or equity financing will be obtained or the likely material amendments to project documents will be agreed, both of which will be necessary in order for this project to move forward to construction.

Litigation, Claims and Assessments

        The Company is involved in certain litigation and claims incidental to its business. Management does not believe, based on currently available information, that these matters will have a material adverse effect on the accompanying condensed consolidated financial statements.

Note 15—Segment Information

        The Company evaluates the performance of its segments based primarily on their contribution to net income, which is their respective revenues generated after direct operating costs, and depreciation and amortization attributable to each segment. Corporate expenses, interest income and expense, income taxes and other income and expenses are not allocated to the segments but are separately evaluated. The accounting policies of these reportable segments are the same as those disclosed in Note 2—Summary of Significant Accounting Policies. The following tables are an analysis of net revenues, contribution to net income and total assets, depreciation and amortization and capital additions by segment:

Net Revenues

	For the Six Months Ended June 30,
	2005	2004
Destination Resorts:
Atlantis, Paradise Island(1)	$283,080	$273,578
Tour operations	17,229	14,659
Harborside at Atlantis fees	2,110	1,309

	302,419	289,546
Atlantis, The Palm fees	296	179

	302,715	289,725

Gaming:
Connecticut(2)	229	—

One&Only Resorts:
One&Only Ocean Club	25,724	21,243
One&Only Palmilla	34,885	19,448
One&Only Maldives at Reethi Rah	1,935	546
Other resorts(3)	6,821	7,039
Tour operations	9,031	9,413

	78,396	57,689

Other(4)	2,680	2,019

	$384,020	$349,433

(1)
Consists of revenue from Atlantis, Paradise Island, the Ocean Club Golf Course, the Company's wholly owned tour operator, PIV Inc., and marketing and development fee income from the Company's interest in Harborside at Atlantis.

(2)
Consists of development and other fees related to Mohegan Sun. Relinquishment fees—equity in earnings of TCA related to the Company's Gaming segment are included as a separate component outside of income from operations in the accompanying condensed consolidated statements of operations.

(3)
Includes management, marketing and development fees from One&Only Resorts properties located in Mauritius, Dubai and the Maldives, excluding One&Only Maldives at Reethi Rah.

(4)
Includes revenue not directly attributable to Destination Resorts, Gaming or One&Only Resorts.

Contribution to Net Income

	For the Six Months Ended June 30,
	2005	2004
Destination Resorts:
Atlantis, Paradise Island	$74,872	$70,768
Tour operations	3,774	3,658
Harborside at Atlantis(1)	11,035	8,032
Ocean Club Residences & Marina(2)	(242)	—

	89,439	82,458
Atlantis, The Palm(3)	125	170

	89,564	82,628

Gaming:
Connecticut(4)	18,595	17,767
United Kingdom(5)	(13,169)	(1,018)
Other(6)	(484)	(1,860)

	4,942	14,889

One&Only Resorts:
One&Only Ocean Club	6,421	4,680
One&Only Palmilla(7)	6,556	(1,008)
One&Only Maldives at Reethi Rah(8)	(2,213)	546
Other resorts(9)	6,209	6,404
Direct expenses(9)	(6,886)	(8,074)
Other(10)	1,314	1,867

	11,401	4,415
Impairment of notes receivable from Reethi Rah	(25,043)	—

	(13,642)	4,415

General corporate	(20,123)	(17,261)
Interest income	4,789	1,390
Interest expense, net of capitalization	(21,159)	(17,093)
Other, net	12	427
Benefit (provision) for income taxes	110	(481)
Interest expense, minority and noncontrolling interests(11)	3,958	2,046

Net income	$48,451	$70,960

(1)
Consists of equity in earnings, marketing, development and other fees related to Harborside at Atlantis.

(2)
Consists of equity losses from the Company's 50% investment in Paradise Island Joint Venture Limited, which is developing Ocean Club Residences & Marina.

(3)
Consists of development fees, net of related costs and equity loss from the Company's investment in Atlantis, the Palm.

(4)
Consists of relinquishment fees—equity in earnings of TCA and development and other fees related to Mohegan Sun.

(5)
Consists of costs relating to the Company's UK gaming projects, including the write-off of $10.5 million of previously capitalized costs during the six months ended June 30, 2005.

(6)
Consists of equity in losses of BLB and Trading Cove New York and direct expenses for the Company's gaming segment.

(7)
Consists of earnings before interest and taxes, net of minority interest, related to One&Only Palmilla for the three and six months ended June 30, 2005 and 2004.

(8)
Consists of earnings before interest, net of noncontrolling interest, related to One&Only Maldives at Reethi Rah for the six months ended June 30, 2005. Results for the six months ended June 30, 2004 represent development fees related to One&Only Reethi Rah prior to consolidation in accordance with FIN46R.

(9)
Consists of management, marketing, development and other fees, net of SRL minority interests and direct expenses related to the One&Only Resorts businesses located in Mauritius, Dubai and the Maldives.

(10)
Consists of equity in earnings of SRL and Kanuhura.

(11)
Consists of minority and noncontrolling interests related to the portion of One&Only Palmilla's and One&Onlly Reethi Rah's interest expense and taxes, which are not allocated to the One&Only Resorts segment.

Total Assets, Depreciation and Amortization and Capital Additions

	As of June 30, 2005	Six Months Ended June 30, 2005
	Total Assets	Depreciation and Amortization	Capital Additions
Destination Resorts:
Atlantis, Paradise Island(1)	$1,238,482	$24,893	$59,173
Atlantis, The Palm	50,923	—	—

	1,289,405	24,893	59,173
Gaming:
Connecticut(2)	15,031	—	—
United Kingdom(3)	6,262	—	442
Other(2)	39,660	—	—

	60,953	—	442
One&Only
One&Only Ocean Club	85,669	2,939	72
One&Only Palmilla	161,339	2,885	741
One&Only Maldives at Reethi Rah	168,949	1,805	4,680
Other Resorts(4)	52,332	196	94

	468,289	7,825	5,587

General corporate(5)	450,525	458	406

	$2,269,172	$33,176	$65,608

(1)
Includes assets from Atlantis, Paradise Island, the Company's wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and the Company's investment in Harborside at Atlantis. Also includes $12.0 million of restricted cash representing customer deposits related to the Ocean Club Residences & Marina condominium project.

(2)
Connecticut includes the Company's investment in TCA and other includes the Company's investments in BLB and Trading Cove New York.

(3)
United Kingdom capital additions represent additions in connection with the Company's casino project in Northampton.

(4)
Includes the Company's investments in SRL and Kanuhura.

(5)
General corporate includes $119.4 million of short-term investments and $243.0 million of cash and cash equivalents.

	As of December 31, 2004	Six Months Ended June 30, 2004
	Total Assets	Depreciation and Amortization	Capital Additions(4)
Destination Resorts:
Atlantis, Paradise Island(1)	$1,176,264	$24,227	$45,876
Atlantis, The Palm	21,440	—	—

	1,197,704
Gaming:
Connecticut(2)	15,141	—	—
United Kingdom	12,069	—	—
Other(2)	38,274	—	455

	65,484	—
One&Only:
One&Only Ocean Club	79,675	1,954	663
One&Only Palmilla	156,848	2,785	13,284
Other Resorts(3)	52,715	166	175

	289,238	4,905	14,122

General corporate(5)	534,849	455	165

	$2,087,275	$29,587	$60,618

(1)
Includes assets from Atlantis, Paradise Island, the Company's wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and the Company's investment in Harborside at Atlantis.

(2)
Connecticut includes the Company's investment in TCA and other includes the Company's investments in BLB and TCNY.

(3)
Includes the Company's investments in SRL and Kanuhura.

(4)
Capital additions for the six months ended June 30, 2004 include payments for property and equipment of $54.3 million and acquisition of assets from Club Méditerranée (Bahamas) Limited of $6.3 million.

(5)
General corporate includes $203.9 million of short-term investments and $180.3 million of cash and cash equivalents.

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FORWARD-LOOKING STATEMENTS
SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA
RISK FACTORS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
KERZNER INTERNATIONAL LIMITED CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands of U.S. dollars, except share data)
KERNZER INTERNATIONAL LIMITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of U.S. dollars, except per share data) (Unaudited)
KERZNER INTERNATIONAL LIMITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME For the Six Months Ended June 30, 2005 (In thousands) (Unaudited)
KERZNER INTERNATIONAL LIMITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of U.S. dollars) (Unaudited)
Contribution to Net Income
Total Assets, Depreciation and Amortization and Capital Additions